
11008281

SEC Mail Processing Section
NOV 14 2011
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED
FORM 1-A
REGULATION A AMENDED OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
Effective Date: ________________
Date Filed: November 14, 2011
File No. 024-10288
AGRI-LABORATORIES, LTD.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

20927 State Route K
St. Joseph, MO 64505
(816) 233-9533
Fax: (816) 233-9546
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steve Schram
20927 State Route K
St. Joseph, MO 64505
(816) 233-9533 Fax: 816-233-9541
(Name, address, including zip code and telephone number, including area code of agent for services)

Copies of communications to:

Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612
(785) 232-2662 Fax: (785) 232-9983

422990	48-0985251
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties.

a) Issuer's Directors:

Director Name	Business Address	Residence Address
Jay Miller	3910 N. George Manchester, PA 17345	
Bo Richardson	7333 Town South Avenue Baton Rouge, LA 70808-9099	
Robert DiMarzo	124 Country Club Road Iowa Falls, IA 50126-9534	
Bill Fuller	3500 Messer Airport Hwy Birmingham, AL 35222	
Darell Bandy	2845 West Kearney Street Springfield, MO 65803	
Mo Jackson	7415 Lawrence Highway Vermontville, MI 49096	
Leon Ellin	1255 N. Gulfstream, #600 Sarasota, FL 34236	
Frank Carter	16355 South Lone Elm Road Olathe, KS 66062 USA	12109 West 154th Terrace Overland Park, KS 66221
Steve Schram	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506

b) Issuer's Officers:

Officer Name	Business Address	Residence Address	Title
Steve Schram	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506	CEO, President & Chairman of the Board
Terry Christie	20927 State Route K St. Joseph, MO 64505	3201 Harbor View Dr. St. Joseph, MO 64506	Vice President of Research & Development
Helen Taylor	20927 State Route K St. Joseph, MO 64505	12558 Highway 169 Helena, MO 64459	Chief Financial Officer
Edward S. Sloan	11181 Overbrook Rd., Ste. 200 Leawood, Kansas 66211	1761 E. 960 Road Lawrence, KS 66049	Secretary
Cary Becker	20927 State Route K St. Joseph, MO 64505	16354 Webster Street Omaha, NE 68118	Vice President of Sales

(c) Issuer's General Partners: Inapplicable, Issuer is a corporation.

(d) record owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Jay Miller 3910 N. George Manchester, PA 17345	N/A
Double E	Attn: Walt Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 3500 Messer Airport Hwy Birmingham, AL 35222	N/A
IVESCO, LLC	Attn: Jim Turner Iowa Veterinary Supply Co. 124 Country Club Road Iowa Falls, IA 50126	N/A
Keith Jeffers, Inc.	Attn: Al Dotham 310 West Saunders Road Dothan, AL 36302	N/A
Lextron, Inc.	Attn: John Adent, CEO 822 7th Street, Suite 740 Greeley, CO 80632	
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
Midwest Veterinary Supply, Inc.	Attn: Guy Flickinger Midwest Veterinary Supply 11965 Larc Industrial Blvd Burnsville, MN 55337	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Ste 100 P.O. Box 910 Meridian, ID 83680	N/A
Northwest Vet Supply, Inc.	Attn: Tony Leon 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	Attn: Dr. Lionel Reilly 10100 J Street Omaha, NE 68127	N/A

Company Name	Business Address	Residence Address
Robert J. Matthews Co.	Attn: Dr. Robert K. Matthews 2780 Richville Drive SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Walco International	Attn: James Robison 7 Village Circle, Suite 200 Westlake, TX 76262	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Larry Wilcox 2845 West Kearney St. Springfield, MO 65803	N/A

Class B Shares

Name	Business Address	Residential Address
Becker Trust	20927 State Route K St. Joseph, Mo. 64503	16354 Weber Street Omaha, NE
Helen Taylor	20927 State Route K St. Joseph, Mo. 64503	4305 Fredrick Ave St. Joseph, Mo. 64506
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Nagely Trust	1174 Keystone Road Marysville, KS 66508	Same
Steve Schram Trust	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506
Shultz Trust	1118 Pony Express Highway P.O. Box 504 Marysville, Ks. 66508	1149 Eight Road Marysville, Ks. 66508

Class C Shares

Company Name	Business Address	Residence Address
Allison Stout, DVM	213 Navajo Road Las Cruces, NM 88007	N/A
Brownsberger Vet Clinic, Inc.	106 West 5th Street Appleton City, MO 64724	N/A

Company Name	Business Address	Residence Address
Dr. Joe & Jen Vet Supply	34761 190th Street Ree Heights, SD 57371	N/A
Feeder Creek Vet Service	12575 Millers Port Rd. Millers Port, OH 43046	N/A
Dairy Doctors Veterinary Services	1020 S Pleasant View Rd. Plymouth, WI 53073	N/A
Lander Veterinary Clinic	4512 S. Walnut Road Turlock, CA 95381	N/A
Lena Vet Clinic	11002 West Godderd Road Lena, IL 61048	N/A
Pharmacy and Livestock Supply	8176 Hwy 90 South Navasota, TX 77868	N/A
Southern Hills Veterinary Service, Inc.	1902 Quincy St. Corning, IA 50841	N/A
Stanley D. Ourada, DVM	2201 East 4th Avenue Holdrege, NE 68949	N/A
Wishek Vet Clinic	8370 Hwy 3 SE Wishek, ND 58495	N/A

(e) beneficial owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Jay Miller 3910 N. George Manchester, PA 17345	N/A
Double E	Attn: Walt Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 3500 Messer Airport Hwy Birmingham, AL 35222	N/A
IVESCO, LLC	Attn: Jim Turner Iowa Veterinary Supply Co. 124 Country Club Road Iowa Falls, IA 50126	N/A
Keith Jeffers, Inc.	Attn: Al Dotham 310 West Saunders Road Dothan, AL 36302	N/A

Company Name	Business Address	Residence Address
Lextron, Inc.	Attn: John Adent, CEO 822 7th Street, Suite 740 Greeley, CO 80632	
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
Midwest Veterinary Supply, Inc.	Attn: Guy Flickinger Midwest Veterinary Supply 11965 Larc Industrial Blvd Burnsville, MN 55337	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Ste 100 P.O. Box 910 Meridian, ID 83680	N/A
Northwest Vet Supply, Inc.	Attn: Tony Leon 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	Attn: Dr. Lionel Rielly 10100 J Street Omaha, NE 68127	N/A
Robert J. Matthews Co.	Attn: Dr. Robert K. Matthews 2780 Richville Drive SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Walco International	Attn: James Robison 7 Village Circle, Suite 200 Westlake, TX 76262	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Larry Wilcox 2845 West Kearney St. Springfield, MO 65803	N/A

Class B Shares

Name	Business Address	Residential Address
Becker Trust	20927 State Route K St. Joseph, Mo. 64503	16354 Weber Street Omaha, NE
Helen Taylor	20927 State Route K St. Joseph, Mo. 64503	4305 Fredrick Ave St. Joseph, Mo. 64506
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Nagely Trust	1174 Keystone Road Marysville, KS 66508	Same
Steve Schram Trust	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506
Shultz Trust	1118 Pony Express Highway P.O. Box 504 Marysville, Ks. 66508	1149 Eight Road Marysville, Ks. 66508

Class C Shares

Company Name	Business Address	Residence Address
Allison Stout, DVM	213 Navajo Road Las Cruces, NM 88007	N/A
Brownsberger Vet Clinic, Inc.	106 West 5th Street Appleton City, MO 64724	N/A
Dr. Joe & Jen Vet Supply	34761 190th Street Ree Heights, SD 57371	N/A
Feeder Creek Vet Service	12575 Millers Port Rd. Millers Port, OH 43046	N/A
Dairy Doctors Veterinary Services	1020 S Pleasant View Rd. Plymouth, WI 53073	N/A
Lander Veterinary Clinic	4512 S. Walnut Road Turlock, CA 95381	N/A
Lena Vet Clinic	11002 West Godderd Road Lena, IL 61048	N/A
Pharmacy and Livestock Supply	8176 Hwy 90 South Navasota, TX 77868	N/A
Southern Hills Veterinary Service, Inc.	1902 Quincy St. Corning, IA 50841	N/A
Stanley D. Ourada, DVM	2201 East 4th Avenue Holdrege, NE 68949	N/A
Wishek Vet Clinic	8370 Hwy 3 SE Wishek, ND 58495	N/A

(f) promoters of the issuer; Not applicable.

(g) affiliates of the issuer; Tradewinds, Inc., a Kansas corporation, is a wholly owned subsidiary of Issuer.

(h) counsel to the issuer with respect to the proposed offering;

<u>Counsel</u>
Edward S. Sloan
Waldeck, Matteuzzi & Sloan, P.C.
11181 Overbrook Road
Suite 200
Leawood, Kansas 66211

<u>Special Securities Counsel</u>
Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612-1216

(i) each underwriter with respect to the proposed offering; Not applicable.

(j) the underwriter's directors; Not applicable.

(k) the underwriter's officers; Not applicable.

(l) the underwriter's general partners; Not applicable.

(m) counsel to the underwriter; Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any disqualification pursuant to Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by the officers of Agri-Labs who will receive no additional compensation for their sales activities. The offer of Class B shares will be offered only to employees or outside directors of Agri-Labs or its Class A shareholders. The offer of Class C shares will be limited to licensed and practicing veterinarians or business entities comprised of veterinarians who purchase on an annual basis a specified level of product from Agri-Labs. Agri-Labs currently intends to offer the securities in the following state's jurisdictions: Alabama, California, Colorado, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Amended Form 1-A, state:

(1) Name of such issuer. Agri-Laboratories, Ltd.

(2) The title and amount of securities issued. Within one year prior to filing this Amended Form 1-A, 15,000 shares of Class A stock were issued, 450 shares of Class B stock of Agri-Laboratories, Ltd. were issued, and no shares of Class C stock of Agri-Laboratories, Ltd. were issued.

(3) Offering price. Within one year prior to filing of this Amended Form 1-A, Class A and Class B shares were sold for book value adjusted on a monthly basis. During this period the book value of Class B shares ranged from $29.48 to $35.43 per share. A total of 450 shares of Class B stock were issued for cash consideration in the aggregate amount of $15,422.50. The Class A shares were sold to one purchaser for a price of $31.05 per share for a total aggregate amount of $465,750.00.

(4) Persons to whom the securities were issued. The names and identities of persons to whom Class B shares were issued within one year prior to the filing of this Amended Form 1-A are as follows:

Class A Sales

Midwest Veterinary Supply, Inc.

Class B Sales

Anthony Willis
Tim Kosmacek
Randy Holliman

(b) Sales for accounts of others. No securities sold by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A were for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer, or who was an underwriter of any securities of such issuer.

(c) Basis for exemption. The securities are exempt pursuant to the provisions of Regulation A, Rule 251, *et. seq*. Issuer is an entity organized under the laws of, and having a principal place of business in, the United States, is not subject to Section 13 of 15(d) of the Act, is not a development stage company, is not an investment company, is not issuing fractional shares, is not disqualified under rule 262. In addition, the sum of all cash and other consideration received for the securities did not exceed $5 Million Dollars. The sale of Class A shares was made to an accredited investor as defined by the Securities Exchange Commission. All sales of Class B and Class C shares within one year prior to filing this Form 1-A were done pursuant to an offering under an exemption qualified under Regulation A on December 23, 2008, as File No. 333-134078, and an amended offering statement was filed on December 23, 2009 and qualified on February 4, 2010 as File No. 24-10212.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

(a) There are no arrangements to limit or restrict the sale or other securities of the same class as those to be offered for the period of distribution; to stabilize the market for any of the securities to be offered; or for withholding commissions. The Class B and Class C shares to be issued under this Form 1-A offering are subject to restrictions on transfer imposed by Agri-Labs' Bylaws. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of refusal to purchase the shares at book value.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable – no publication was used.

OFFERING CIRCULAR
DATE: November 14, 2011

FILE NO. 024-10288

AMENDMENT NO. 5
AGRI-LABORATORIES, LTD.
A Delaware Corporation
20927 State Route K
St. Joseph, Missouri 64505
Phone: (816) 223-9533
Fax: (816) 233-9546

Class B Common Stock – 100,000 shares
Price $32.80 share

Class C Common Stock – 25,000 shares
Price $32.80 per share

MAXIMUM AGGREGATE OFFERING AMOUNT

Class B Common Stock - $3,280,000.00
Class C Stock - $820,000.00
Total Maximum Offering Amount - $4,100,000.00

Price per share $32.80 as of June 1, 2011 valid through June 30, 2011

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Class B Per Share	$32.80	-0-	$32.80
Total Class B Shares	$ $3,280,000.00	-0-	$3,280,000
Class C Per Share	$32.80	-0-	$32.80
Total Class C Shares	$820,000.00	-0-	$820,000.00
Total Class B and Class C Shares	$4,100,000.00	-0-	$4,100,000.00

Agri-Laboratories, Ltd. ("Agri-Labs"), a Delaware corporation, is offering up to 100,000 shares of its Class B common and up to 25,000 shares of its Class C common stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A, B and C shares). The current book value is $32.80 per share. After qualification, the offering price will be adjusted after each fiscal month to reflect the current net book value (divided by the total number of outstanding Class A, B and C shares), which is the current net worth (assets less total liabilities divided by the total number of outstanding common shares (initially Class A, B and C shares). Class B and C shareholders who have purchased pursuant to this Offering and who have received a current offering circular will receive a written notice of each monthly adjustment. In no event will this adjustment result in the aggregate offering amount exceeding $4,984,558.00 ($5million less $15,442.50, aggregate offering proceeds for all securities sold within twelve months before the start of this offering in reliance on Regulation A). Ownership of the Class B common stock is limited to employees of Agri-Labs or employees of Class A shareholders of Agri-Labs or outside directors. Class A shareholders are all retail distributors of Agri-Labs products. Ownership of the Class C common stock is limited to licensed, practicing veterinarians or businesses comprised of veterinarians. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. The offering price is determined by reference to the existing book value of Class A, B and C shares. The approximate date of commencement of the sale to the public will be the date of qualification.

See "Risk Factors" beginning on page 7 for a discussion of certain risks that should be considered by prospective purchasers of the Shares offered hereunder.

The Offering is being made on a "best efforts" basis directly to purchasers by Agri-Labs on a continuing basis for two years from the date of qualification, terminating on _______________, 20___. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum number of shares which must be sold in order for Agri-Labs to have access to offering proceeds. Therefore, the proceeds will be deposited directly into Agri-Labs operating accounts. See "Use of Proceeds."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETNESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

TABLE OF CONTENTS

SUMMARY INFORMATION and RISK FACTORS

OFFERING SUMMARY:

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the Offering fully, you should carefully read the entire document.

Agri-Laboratories, Ltd. ("Agri-Labs") is a Delaware corporation formed in August of 1984. It is a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market. It purchases these products from over 50 manufacturers and resells them at mark up over its cost to animal health product distributors (its Class A shareholders). These distributors in turn sell the product to veterinarians, retail stores, livestock producers and other consumers. Title to the goods passes to the distributors when sold, and Agri-Labs recognizes revenues on an accrual basis when the goods are sold.

Agri-Labs' current capital structure consists of Class A common stock, Class B and Class C common stock. Class A shares are voting shares with each Class A stockholder entitled to one (1) vote for each Class A share held. Class A shareholders are entitled to vote on any matter which shareholders are entitled to vote on pursuant to the Bylaws of Agri-Labs. The Company was initially organized with 15 Class A shareholders each purchasing 10,000 shares followed by a second purchase of 5,000 shares for a total of 15,000 Class A shares at $1 per share, amounting to an initial capitalization of $225,000. There are currently 17 Class A shareholders, with each owning 15,000 shares. The most recent purchase of 15,000 Class A shares occurred on January 1, 2011 for a price of $31.05 per share for an aggregate purchase price of $465,750.00. Class A shareholders are all retail distributors of products distributed by Agri-Labs. Historically, dividends have not normally been paid on Class A shares. However, in 2010, Agri-Labs declared a dividend of $1.50 on Class A shares.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends. Class B shares are only offered to employees of Class A shareholders, employees of Agri-Labs, or outside directors. Class C shares are only offered to veterinarians and/or veterinarian clinics who purchase product from Agri-Labs. Class B shares are offered to create an incentive within the Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network allows the marketing force to participate, through dividends, in the overall profitability of the Company. Class C shares are offered to create an incentive within the veterinarian channel of trade to recommend Agri-Labs products for use by customers of the veterinarians.

Class B shares historically have been purchased at book value, as adjusted on a monthly basis by the Company. Initially, in 1986, a limited number of Class B shares were issued. Since 1991, Agri-Labs has offered ownership of Class B shares on a continuing basis to its distribution network of sales representatives and staff. Agri-Labs has declared an annual dividend on Class B shares every year since 1987. From 1993 through 2006 that annual dividend has been either $1.00 or $1.10 per share. In 2007 the dividend increased to $1.15 per share, then decreased to $1.00 per share in 2008 and 2009, jumping to $1.50 per share for 2010. For the period from

2000 through 2002 dividends on Class B shares were prorated to reflect the length of ownership of the shares during the calendar year for which the dividend was declared.

The Class B shares have been a key factor in Agri-Labs developing one of the most successful distribution networks in the United States. Ownership by its distributor shareholders, with its attendant participation and loyalty, has been a primary ingredient in this success. In addition to continuing its Class B shares incentive program for its distributors on a larger scale, Agri-Labs proposes to build on this success in developing other market areas through the issuance of Class C shares.

Class C shares historically have been purchased at book value, as adjusted on a monthly basis by the Company. Class C shares were first issued in 2004, and Agri-Labs has offered ownership of Class C shares on a continuing basis to its distribution network of veterinarians since that time. Agri-Labs has declared an annual dividend on Class C shares every year since 2004. In the year 2004 the dividend declared was $0.50. For the years 2005 & 2006 the dividend was $1.10; for the year 2007, the dividend was $1.15; for the year 2008 and 2009 the dividend was $1.00; and for the year 2010 the dividend was $1.50.

In October of 1998, under a unique manufacturer/distributor agreement, Agri-Labs helped develop and launch a new line of MLV cattle vaccines, marketed under the trade names of TITANIUM® and MASTER GUARD®. Agri-Labs has the exclusive right to distribute these vaccines. It primarily grows the market for the vaccines through distribution to consulting veterinarians who control large numbers of cattle by servicing feedlots, dairies and ranchers who control large numbers of cattle. The target market for these efforts are in Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Missouri, Montana, Nebraska, New York, California, Oklahoma, Texas, South Dakota, Idaho, New Mexico, Wisconsin, Minnesota and Iowa, Pennsylvania.

Agri-Labs implemented a program which emulates the successful features of its Class B shares with its Class C shares which creates an incentive for veterinarians to distribute Agri-Labs vaccines. This program involves the issuance of Class C stock, which is only available to licensed practicing veterinarians or business entities comprised of veterinarians. The Shares are purchased for cash consideration at the equivalent price of Class A and B shares. The Class C shares must be purchased in 1,000 share increments. The Class C shareholder is required to maintain sales of $50,000 annually in the sale of Agri-Labs' products or the shares will be subject to redemption by Agri-Labs at the then current book value. The Class C shares can also be redeemed at book value in the event of death, disability, retirement, loss of license to practice veterinary medicine, dissolution, merger or withdrawal from the practice of veterinary medicine for any reason.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares. Historically, the Board has declared dividends with respect to Class B shares for each calendar year since 1987 through 2008. The first dividend for Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per Class B share for the years 1998 through 2006, increasing to $1.15 for the year 2007, decreasing to $1.00 for 2008 and 2009, and increasing to $1.50 per share for the year

2010. For the years 2000 to 2002 the Class B dividend was prorated to reflect the length of ownership of the shares. A dividend in the amount of $0.50 per share was declared for 2004, the dividend was $1.10 per Class C share for the years 2005 and 2006, $1.15 for the year 2007, $1.00 for 2008 and 2009, and $1.50 for the year 2010. A $1.50 per share dividend was declared on the Class A shares in 2010, but normally a dividend is not paid on Class A shares.

Investors who desire to subscribe to either Class B or Class C shares must complete and sign the appropriate Subscription Agreement. All purchasers of shares will be subject to substantial restrictions on transfer of the Shares provided in the Bylaws of Agri-Labs and in the Subscription Agreement. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of first refusal to purchase the shares at book value. See the "Description of Securities" section of this Offering Circular.

THE OFFERING

Securities Offered	100,000 shares Class B stock 25,000 shares of Class C stock
Price Per Share	$32.80 per Class B shares[1] $32.80 per Class C shares[2]
Total Shares Issued and Outstanding After Offering	162,123 shares Class B stock 41,000 shares Class C stock
Total Proceeds	$3,280,000 – Class B shares $820,000 – Class C shares $4,100,000.00 total Class B and C shares
Dilution	N/A
Subscription	An investor wishing to purchase either Class B or Class C shares must complete and deliver to Agri-Labs a Subscription Agreement.
Risk Factors	An investor considering purchase of the share should review the risk factor associated with such an investment. See "Risk Factors" section.

[1] The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (Class A, B and C shares). The current book value is $32.80 per share. The offering price will be adjusted after each month to reflect the current book value (net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $4,984,558.00.

[2] *See Footnote 1*

RISK FACTORS

Before you invest in our Class B or Class C common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included in this Prospectus.

This Is A Best Efforts Offering Without A Minimum Sales Amount Or Escrow. This Offering is being made on a best effort basis, directly by Agri-Labs, and there is no minimum offering amount that must be reached before Agri-Labs can access the funds. No escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. A shareholder will not be entitled to a return of his or her purchase price based on the failure of Agri-Labs to achieve any minimum level of sales in this Offering. If a shareholder wishes to rescind the purchase, that request will be subject to Agri-Labs ability to redeem the shares, as provided in its Bylaws. Also, it is possible that the issuer would only sell a nominal amount of shares and might not have sufficient proceeds to further the goals of this Offering.

There Are Substantial Restrictions On Transfer Of The Shares. The Class B and C Shares purchased in this Offering are subject to strict restrictions on transfers contained in the Bylaws of Agri-Labs. The Shares may not be sold or transferred without the consent of Agri-Labs, and Agri-Labs has an option of right of first refusal for 60 days from written notice of the proposed transfer to exercise its option to purchase the Shares at the book value of the Shares as determined by the Company's accountants at the end of the month preceding the date Agri-Labs notifies the shareholder it is exercising its option.

Historically, 44 Class B shareholders have requested approval to transfer 34,291 Class B shares to third parties. Agri-Labs has always allowed the transfer when the shareholder has proposed to transfer Class B shares and has not been required to redeem any of the shares in these transactions. No Class C shareholders have requested a transfer of their Class C shares.

No Obligation To Repurchase The Shares. Even though Agri-Labs has the option of right of first refusal to purchase the Shares of any shareholder proposing to transfer the Shares, it is not obligated to do so. Further, depending on the number of shareholders proposing to transfer at any point in time, Agri-Labs may not have the financial resources to do so.

There Is No Trading Market For The Shares. There will be no active secondary trading market in the Class B and C shares purchased in this Offering. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment in the event Agri-Labs elects not to or is unable to redeem the shares.

Issues Related to Compliance With Prior Regulation A Offering. The Company has filed and obtained qualification of three (3) Regulation A offerings, File No. 24-10056 (qualified June 24, 2004), File No. 24-10147 (qualified June 29, 2006), and File No. 333-134078, qualified December 23, 2008 with an amended offering circular qualified on February 4, 2010 as File No. 24-10212. All of these offerings were continuous offerings which terminated two years after qualification. With respect to the first two (2) offerings, the Company failed to update the information provided in the Offering Circulars as required by Rule 253(e)(1) and (2), and failed to timely file the Form 2-A filing as required by Rule 257. The requirement to file Form 2A's under Rule 257 is not a condition to the exemption. The failure to comply with Rule 253 could subject the Company to a claim that the Offering was not exempt under Regulation A and/or that the Offering failed to disclose material facts. However, Rule 260 provides that a failure to comply with a condition or requirement of Regulation A will not result in loss of the exemption if the failure to comply was not intended to protect a particular investor, was insignificant with respect to the Offering as a whole and a good faith and reasonable attempt was made to comply with the requirements of Regulation A. The Company believes it has met the conditions of Rule 260. However, there is no assurance that others will not take exception to this view. This lack of compliance could subject the Company to legal claims by regulators or investors seeking to rescind their investment which could cause a financial strain on the Company. Going forward, Company has input the deadlines for such filings in its docket system, and such filings will be made on a timely basis.

Ownership Of Class B Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder's Employment Or Affiliation With The Company Or A Class A Shareholder Is Terminated. Under the terms of the Bylaws and terms of the Subscription Agreement, in order to purchase Class B shares, a purchaser must be employed by Agri-Labs, be an outside director of Agri-Labs, or be a Class A Shareholder of Agri-Labs or employee thereof. If the shareholder's employment or affiliation with that Class A Shareholder or with Agri-Labs is terminated for any reason (including death or retirement), or if the Class A shareholder shall no longer be a Class A shareholder or a retail distributor of Agri-Labs for any reason, under the Bylaws and terms of the Subscription Agreement Agri-Labs has the option to repurchase the Shares at book value, as determined by the Company's accountants at the end of the month preceding written notice of the Company's intent to exercise this option.

Historically, when a Class B shareholder has terminated employment, has died, is no longer an Outside Director of the company, or when that shareholder's employer has terminated a Class A shareholder distribution agreement with Agri-Labs or has been terminated by a Class A shareholder, the Class B shares have either been redeemed or a transfer to a qualified third party has been approved. In total 137 Class B shareholders holding 103,230 Class B shares have been subject to redemption or transfer of shares because of termination of qualified status. Of these, 99 Class B shareholders holding 68,939 shares have had their shares redeemed by Agri-Labs. The remainder have been allowed to transfer their shares to qualified third parties.

Ownership Of Class C Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder Ceases To Practice Veterinary Medicine Or Fails To Maintain Minimum Product Purchase Requirements. In order to purchase Class C shares, a purchaser must be a licensed, practicing veterinarian or a business comprised of veterinarians. Further, the purchasers must generate on an annual basis $50,000 of Agri-Labs' product sales. Subsequent to the purchase of Class C shares, if the shareholder ceases to be engaged in the practice of veterinary medicine, or fails to meet the minimum annual sales requirements of $50,000 of general products, Agri-Labs has the option to repurchase the shares at book value, as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Forward-Looking Statements May Be Inaccurate. This Offering Circular contains financial projections and forward-looking statements that are based on management's beliefs and assumptions as determined by current information available. When used in this Offering Circular words such as "anticipate," "believe," "estimate," and depending on the context "may," and similar expressions are intended to identify forward-looking statements. However, such statements only reflect management's current view with respect to future events, and are subject to risk of uncertainty and the risk that the underlying assumptions may prove inaccurate. Agri-Labs' actual performance may fall materially short of the financial projections and actual results may vary from those anticipated or estimated.

Agri-Labs' Ability To Pay Dividends On Class B and Class C Shares In The Future Can Not Be Guaranteed. Agri-Labs has declared a dividend on Class B shares for each calendar year from 1987 through 2010. The first dividend declared by Agri-Labs in 1987 on Class B shares was for $0.25 per share. The dividend has been $1.10 per share between 1998 and 2006. The dividend increased to $1.15 per share for the year 2007, but then decreased to $1.10 per share for 2008 and 2009. The dividend for 2010 increased to $1.50 per share. For the years 2000 to 2002 those dividends were prorated to reflect the length of ownership of the Class B shares during the year for which the dividend was declared. Class C dividends have been paid since the issuance of Class C shares in 2004 with a $ .50 per shares dividend declared for 2004, a $1.10 dividend declared for the years 2005 and 2006, a $1.15 dividend declared for the year 2007, and a $1.10 dividend declared for the year 2008 and 2009. The dividend for 2010 increased to $1.50. Though the Company historically has been able to pay dividends on Class B and Class C shares, there is no guarantee that Agri-Labs' profitability and ability to pay dividends on Class B or Class C shares in the future will continue.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends on Class B and Class C shares, but not Class A shares. However, in 2010 the Class A dividend of $1.50 was declared on the Class A shares. Going forward it intends to declare dividends on Class B and Class C shares equally, but not on Class A shares. However, the ultimate decision on declaring dividends in the future is subject to the unrestricted discretion of the Board of Directors.

Changes In The Animal Health Biologicals And Pharmaceuticals Industry Could Adversely Affect Our Business. The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies have significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

Loss Of Agri-Labs' Relationship With Key Distributors Could Materially Affect Its Business. Agri-Labs' customer base is comprised of several retail distributors of its animal health products. Eighty-Nine Percent (89%) of its annual revenues are generated by its 16 Class A shareholders. Agri-Labs top five (5) distributors in 2010 represented approximately Sixty-Seven Percent (67%) of its total revenues. The U.S. animal health market over the last 14 years has experienced consolidation of manufacturers and distributors. It is predicted that this trend will continue and consolidation of distributors could have a negative impact on Agri-Labs' customer base. A change in ownership of its top five (5) distributors has the potential to adversely impact future revenue for Agri-Labs if new owners determine to discontinue doing business with Agri-Labs.

Loss Of Agri-Labs' Relationship With Key Suppliers Could Materially Affect Its Business. It is typical for many animal health products produced in the United States, especially generic drugs, to rely on raw ingredients from international sources. Some of the raw materials used for Abbreviated New Animal Drug Applications ("ANADA") products owned by Agri-Labs are sourced from raw ingredient suppliers outside the United States in such countries as China, India and Ireland. Adverse conditions related to trade relations, international affairs or other political factors could limit the supply of key products marketed to and/or sold by Agri-Labs. This could result in a supply shortage for its customer base, which could affect its revenue and profit potential.

The Introduction Of New Products Into The Cattle Vaccine Market To Compete With TITANIUM® And/Or MASTER GUARD® Vaccines Could Materially Affect Agri-Labs' Business. In the event new product vaccines are developed that compete with Agri-Labs cattle vaccines, the company's annual revenues could be affected, which may materially adversely affect its revenues.

PLAN OF DISTRIBUTION

The Class B and C shares will be offered directly by Agri-Labs management. The individuals who will participate in the offer and distribution of the shares will be Steve Schram, the Chief Executive Officer of the Company, Cary Becker, Vice President of Sales and Helen Taylor, the Chief Financial Officer. None of these individuals are subject to statutory disqualifications as defined in Section 3(a)(39) of the Securities and Exchange Act of 1934 ("1934 Act"), nor will any of them be compensated in connection with their participation in the offering by commission or other transaction-based compensation. Further, none of these individuals are associated persons of a broker-dealer, and all of them meet the conditions stated in Rule 3a4-1(a)(4)(ii) under the 1934 Act. None of these individuals will be deemed a broker by virtue of compliance with Rule 3a4-1.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Ownership of Class A shares is limited to entities that have a current Distribution Agreement for Agri-Labs' products. Class B shares are offered to create an economic incentive within Agri-Labs' distribution networks for the sales force to market Agri-Labs' products. This ownership stake of the distribution network promotes brand loyalty and allows the marketing force to participate in the profitability of the Company.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($50,000 of annual sales of general products) Agri-Labs has the option to redeem the Shares at their then current book value, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Agri-Labs reserves the right, in its sole discretion to refuse to accept a subscription from any person or entity, in whole or in part, for any reason or for no reason. The Offering commenced on December 23, 2008, and is on a continuous basis until all of the allotted Shares are sold or the Offering expires, whichever occurs first. This Amended Offering Circular is being filed under Rule 253(e)(2) of the '33 Act which states that any offering circular for a continuous offering is to be updated every twelve (12) months after the date the offering statement was qualified. The Offering is not contingent upon achieving a minimum offering by a specific date or ever. No escrow account has been established for deposit of the Offering proceeds. Subscription funds will be paid directly to Agri-Labs, and Agri-Labs will have immediate access to such funds. Subscriptions are irrevocable.

USE OF PROCEEDS

The primary business purpose in issuing Class B and Class C shares is not to raise capital for business needs, although the funds raised will provide working capital for the general needs of Agri-Labs to fund future growth and the redemption of Class A, B and C shares as needed. The primary reason for issuance of the shares is to create an incentive within the distribution network of Agri-Labs to market Agri-Labs' products. This ownership stake provides an economic incentive for salesmen to market and veterinarians to use and prescribe Agri-Labs' products. It builds and promotes brand loyalty within the distribution network and key veterinary clinics. The proceeds from the Offering will be reflected on Agri-Labs' balance sheet as contributed capital, and will be retained as working capital and applied by Agri-Labs for its general business needs to maintain current levels of capital as industry consolidation occurs.

The anticipated uses of the proceeds from this Offering are contained in the following table:

Gross aggregate proceeds	$4,100,000.00
less offering expenses	$0.00[3]
net proceeds after offering expenses	$4,100,000.00

Principal Purposes	25% Proceeds (.00)		50% Proceeds (.00)		75% Proceeds (.00)		100% Proceeds (.00)	
R & D Investments	$ $1,025,000.00	100%	$1,025,000.00	50%	$1,537,500.00	50%	2,050,000.00	50%
Product Acquisition			$820,000.00	40%	$922,500.00	30%	$1,230,000.00	30%
Infrastructure			$205,000.00	10%	$307,500.00	10%	$410,000.00	10%
Marketing					$307,500.00	10%	$410,000.00	10%
Total	**$1,025,000.00**	**100%**	**$2,050,000.00**	**100%**	**$3,075,000.00**	**100%**	**$4,100,000.00**	**100%**

The research and development (R & D Investments) use of proceeds described above will fund the development of extensions to current product lines involving cattle biologicals, and the

[3] Offering expenses estimated at $30,000 which include printing, accounting and legal services, are paid directly by the Company from revenue sources other than the Offering Proceeds.

development of new biologicals, generic pharmaceuticals and new animal pharmaceuticals. The Product Acquisition category would potentially fund the cost of acquiring biological and pharmaceutical products from other animal health manufacturers currently marketing such products who are divesting themselves of the products. Infrastructure expenditures would involve the cost to fund additional equipment and personnel as the Company grows. Finally, anticipated use of proceeds for marketing would involve supporting strategies to grow and enhance products and markets such as advertising, customer education, industry promotional events and customer purchase incentives.

DESCRIPTION OF BUSINESS

Agri-Labs is a Delaware corporation formed in August of 1984. It is engaged in business as a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market.

History

August 1984-Agri-Laboratories, Ltd. established as a buying group with 25 distributor/members and founding management team.

September 1984-Agri-Labs® label introduced for a line of large animal biological, pharmaceuticals and insecticides.

January 1985-First Performer® brand products for companion animals launched.

November 1985-Prolabs® label prescription products introduced.

July 1987-Distributors/shareholders consolidate outstanding stock, making Agri-Labs 100% distributor employee owned. New corporate sales, marketing and distribution headquarters are dedicated in St. Joseph, Missouri.

June 1989-EquiLabs® line of products for horses launched.

January 1991-Generic Drug Law ("GDL") goes into effect.

June 1992-Agri-Labs receives first Abbreviated New Drug Application ("ANADA") approval under the GDL: Di-Methox® Soluble powder.

May 1995-Agri-Labs introduces new management team.

April 1996-Company increases commitment to the small animal market with a new line of companion animal vaccines: Champion Protector®.

September 1997-Under an innovative marketing agreement, Agri-Labs launches the first private label ivermectin products (products that control worms in animals): TOP LINE® for cattle and DOUBLE IMPACT® for cattle and swine.

October 1998-Under a unique manufacturer/distributor agreement, Agri-Labs helps develop and launch TITANIUM® and MASTER GUARD®, a new line of MLV cattle vaccines. These were the first vaccine lines with both Type 1 and Type 2 BVD protection. Today this product line is the standard by which all other 4/5-way viral products are measured.

December 2004 - Agri-Labs launched the SRP vaccine, Salmonella Newport Bacterial Extract, which uses totally new vaccine technology to provide unsurpassed immunity against salmonella in beef and dairy cattle.

January 2005- Agri-Labs launched MYCOMUNE®, the first USDA licensed vaccine for prevention of mycoplasmal mastitis.

January 2008 - Agri-Labs acquires the tradename and marketing rights to the number one selling Colostrum supplement on the market, Colostrx.

January 2008 - Agri-Labs signs agreement with Allflex, the world's largest I.D. tag manufacturer, to have Agri-Labs support Allflex sales in the U.S. and begin manufacturing of the AgriTag line.

October 2009 - KMG Chemicals, Inc., a global provider of specialty chemicals, announces that it has formed a strategic partnership to have Agri-Labs provide sales, marketing and technical support to KMGs insecticide line in the United States.

October 2009- Agri-Labs acquired the exclusive sales, marketing and distribution rights for the PULMO-GUARD® family of Pasturella cattle vaccines: one-dose PULMO-GUARD PHM-1, PULMO-GUARD PH-M and the combination Express® 5-PHM previously sold by Boehringer Ingelheim Vetmedica, Inc. (BIVI).

Agri-Labs is a leader in distribution, marketing and sales in the United States.

Agri-Labs is a marketing and sales company with a history of successful product introductions in all animal health species. Agri-Labs is owned by its distributor shareholders. Their combined sales represent over $2 billion in product sales or 53% of the total animal health products sold in the United States. In an era when manufacturers are cutting back on direct sales forces and relying more on outside distributors with marketing capabilities, Agri-Labs stands apart. Agri-Labs functions as an active marketing partner exploring markets and developing products with its animal health product suppliers.

Agri-Labs' mission goes beyond providing quality animal health products to the industry. Agri-Labs believes it is critical to strengthen the partnerships with its customers, its distribution network and the manufacturers with which it works. These professional partnerships will enable Agri-Labs to better serve its mutual customers.

Agri-Labs represents the interests of the manufacturers in the industry. The Company's distribution network allows animal health product providers to maintain and increase production volume while introducing and supporting products in new market territories. In an effort to expand animal health sales both domestically and internationally, Agri-Labs has entered into joint ventures with manufacturers which have helped develop and market new products, and reintroduced and extended the market life of existing, older products.

Agri-Labs facilitates the development and marketing of new animal health products by serving as an intermediary between researchers and research & development firms/ manufacturers. It actively seeks out researchers who are developing solutions to meet the need for new products and arranges a relationship between researchers who originate the product concept and research & development/manufacturing firms who can provide the resources to obtain government approval and bring the product to market. In exchange for its services, Agri-Labs attempts to position itself to obtain the exclusive right to market the resulting product. It is currently engaged in such projects with at least five manufacturers/research & development entities.

Distribution and Sales.

The heart and soul of Agri-Labs is its distributor network. From its founding, every distributor was in an ownership position with the Company. Currently, elected representatives of shareholders serve on the Board of Directors participating actively in policy making. This management/distributor relationship gives Agri-Labs a unique perspective on the market. A direct result of shareholders' input is the Company's marketing approach. It does not market its products based on individual animal species market demand. Rather, it bundles its products across multiple species markets, e.g., bovine, equine and swine market demand. This offers end-users virtually all products needed for any operation whether they be pharmaceuticals, biologicals, insecticides or accessories. This 'bundling' makes product decisions simpler and provides a springboard for driving sales across multiple species market opportunities. Agri-Labs distribution network consists of 1,130 outside sales representatives of Class A shareholders who market the products by traveling to and personal contact with potential purchasers. It also utilizes a staff of 21 inside sales representatives who are engaged in on-site telemarketing from Class A shareholder's office locations. In addition, Agri-Labs has field-based sales representatives and a field technical service staff to support our products. Agri-Labs distribution through its Class A shareholders has 173 locations located throughout the United States to reach customers in all specie segments. These distribution locations are retail stores or branch stores of Class A shareholders which are retail sales outlets for products distributed by Agri-Labs. Agri-Labs provides comprehensive training, up-to-the-minute technical data and complete product information. The Company's approach to marketing is also seen in its sales training seminars and incentive programs. Agri-Labs markets, distributes and sells products through its warehouse and shipping facility based in St. Joseph, Missouri. Agri-Labs' experienced and knowledgeable sales and marketing team can provide manufacturers a strong partner to bring products to the marketplace.

Support

Aside from the efficiency of the distribution/sales network, the biggest advantage manufacturers derive from a partnership with Agri-Labs is the marketing support. The Agri-Labs management team represents over 150 years of marketing and sales experience. This wide-ranging experience has allowed management to develop and initiate a marketing program that has proven success.

Agri-Labs' Purpose.

Agri-Labs' fundamental purpose is to be the most reliable, honest and innovative animal health company by providing more value and service to its customers.

Agri-Labs targets all marketing efforts toward making purchasing decisions easy. The distinctive and attractive labeling on all of the Company's product lines is designed to achieve maximum brand awareness and encourage brand loyalty and cross-purchasing. Product catalogs are directed at individual market segments. Veterinarians, beef/dairy, swine and poultry producers can find all their pharmaceutical, biological, insecticide and sundry needs in one place, as can pet owners and horse owners.

The Company engages in extensive advertising efforts on national and regional levels while providing distributors, veterinarians and retailers with promotional materials and powerful incentive programs. The sales force is provided with technical information, product comparisons and sales oriented consumer aids. To increase market demand and resulting sales the Company frequently employs direct mailings to targeted market groups. Agri-Labs can respond rapidly to the market and most requests and inquiries can be handled immediately on the local level.

Innovation.

The establishment of Agri-Labs in 1984 was an innovation in itself. Since then the Company has continued to break new ground in the industry.

Agri-Labs was one of the first agri-marketing distributors to apply for, and be granted, an Abbreviated New Animal Drug Application (ANADA) under the Generic Drug Law. To date the Company has been awarded twelve (12) ANADAs and continues to be active in ANADA and New Animal Drug Application (NADA) development and acquisition. The Company currently owns twelve (12) ANADAs. It owns no NADAs.

The Generic Animal Drug and Patent Term Restoration Act (GADPTRA) was enacted into law in 1988. Essentially it established a mechanism for obtaining approval of generic copies of pioneer NADAs with reduced testing requirements since the products had already been proven safe and effective. This created the Abbreviated New Animal Drug Application or ANADA. It also has a provision to restore a certain amount of patent protection to the pioneer company to compensate for protection lost during FDA regulatory review. The regulatory approval process requires demonstration of either chemical equivalency or actual bioequivalency depending on the dosage form in question. All true solution dosage forms or products that are constituted into a solution prior to administration (soluble powders) qualify for a waiver from conducting bioequivalency testing and only require demonstration that the product formulation is the same or nearly the same as the pioneer and is stable. Other dosage forms (pastes, tablets, suspensions) generally require bioequivalency testing versus the pioneer product. This usually is in the form of a blood level bioequivalency study but can be a clinical bioequivalency study if measurable blood levels of the product in question are not attainable. These studies along with other data are submitted to the Center for Veterinary Medicine (CVM) as an ANADA. CVM is a division of the Food and Drug Administration (FDA). If all data submitted is determined by CVM to be satisfactory and the manufacturer of the finished product is considered to be in compliance with Current Good Manufacturing Practices (CGMPs), the CVM will issue an approval letter to the sponsor of the application. The product can then be legally marketed.

The significance of owning ANADAs has been and is providing a proprietary product and position to remain competitive and provide a greater return to our shareholders than simply buying and selling product owned by manufacturers or suppliers. It also affords Agri-Labs greater control and flexibility in managing and growing our business.

Agri-Labs has also been recognized by the industry for its marketing support. Throughout the years the Company has been an active and enthusiastic supporter of the National Cattlemen's Beef Association ("NCBA") and the National Pork Producers Council ("NPPC") programs and events.

The company took another innovative step in 1998. To expedite product development, conduct first hand product research and provide technical assistance, the Company hired a Doctor of Veterinary Medicine to head up its Tech Services Team. Today, the Company has a full team of experts to provide technical support to its customers. Additionally, veterinarian distribution was added in 1997 and currently represents approximately 451 of annual revenue.

Since 1997 Agri-Labs has entered into exclusive business arrangements and technology transfer agreements which have allowed the Company to introduce TOP LINE® and DOUBLE IMPACT® ivermectin, insecticides and launch a line of MLV cattle vaccines: TITANIUM® and MASTERGUARD®.

In 1984, the founders of Agri-Laboratories, Ltd. took a look at the animal health industry and decided that things could be done in a different, better way. They recognized that a well managed network of diversified, independent distributors could get more manufacturers' products into the hands of more producers, more efficiently. Innovation is a way of life at Agri-Labs. Every day the Company continues to look into opportunities and possibilities for improvement upon how it does business.

Agri-Labs currently markets more than 750 products through its branded product lines of Agri-Labs®, ProLabs®, and Tradewinds®. Through these multiple brands it can reach the United States' market in each marketing channel for its customers.

Number of Employees

During the 2010 calendar year Agri-Labs had forty-six (46) full time employees. In 2009 it had forty-eight (48) full time employees. Agri-Labs had no part time employees in 2009 or 2010.

Short-Term Liquidity and Capital Resources

The Company's amount of accounts receivable vary from month to month and can reach relatively high levels. However, this is not indicative of any cash flow problems or difficulty with collections. Rather, it is largely a consequence of extended payment terms offered to its customers. This is a common practice in the animal health industry utilized to move inventory because of the dating or relatively limited shelf life of the products. Extended payment terms are frequently provided by Agri-Labs' suppliers and are passed through to customers. Also, these terms are utilized as a marketing and promotional tool to move product out of the Company's warehouse to our customers. To the extent Agri-Labs can load up its customers' inventory, it lessens the opportunities for competitors to make inroads in selling their products to our customers. The extended payment terms can vary from 60 to 120 days, or longer, depending on the profitability of the product and how critical the sale of the product is to current business needs. Notwithstanding the occasional spike in the level of these receivables, the Company has never experienced significant collection problems. Historically, less than one percent (1%) of accounts receivable have become past due. The Company has a solid record for customer collections. Consequently it does not believe any allowance for doubtful accounts is warranted in its financial statements.

The Company does have short-term working capital requirements to carry these receivables, purchase inventory and meet its operating needs. However, these needs are effectively provided for by adequate credit limits and payment terms provided by the Company's suppliers and through outside bank financing. The Company has a $10 million line of credit for working capital through UMB Bank, N.A., the Company's lender since September, 2009. The line of credit has an adjustable interest rate, which as of December 31, 2010 was 3.50%. As of December 31, 2010, $0.00 was recorded as a line-of-credit note payable. The Company is in compliance with the covenants of the loan agreement and engages in periodic discussion with bank officers on the Company's direction and needs. Agri-Labs believes an increase in this line of credit could be obtained if needed. The Company's short-term working capital requirements is not one of the reasons for this Offering.

Competitive Conditions

Manufacturers of biologicals and pharmaceuticals products have the option of selling their products directly to livestock producers, veterinarians and dealers or using independent distributors, private label companies and marketing companies. Agri-Labs is positioned in the industry as a private label company and marketing company with no proprietary manufacturing capacity. It works with manufacturers to produce the Company's private label and proprietary products. Agri-Labs aligns itself with manufacturers who need sales and marketing expertise and a distribution network to bring products to the veterinary and retail livestock and consumer markets in the most economical manner. Agri-Labs competes with manufacturers of products with similar label indications that sell their products directly to veterinarians and these retail markets.

Agri-Labs has successfully competed in this market since 1984 by providing an outlet for manufacturers of animal health at a competitive price. By utilizing the volume purchasing opportunities of its distribution networks, it is able to provide animal health products to its distribution customers and their customers at competitive prices. Its competitive advantage is gained from having less infrastructure and overhead expense than its competitors such as manufacturers who directly market their products and who must maintain the overhead and staff to support manufacturing operations. Agri-Labs supports its competitive pricing with marketing and sales support for its distribution network.

Agri-Labs' ownership of generic drugs and its development of proprietary biologicals has provided Agri-Labs an additional opportunity to compete with major manufacturers in product categories that are more profitable and have a longer product life cycle than comparable products.

The animal health industry continues to experience consolidation of the livestock industry that includes beef and dairy cattle, swine and poultry. This consolidation has given rise to pricing pressures on commonly used animal health products. The need of manufacturers to move products through production to maintain large inventories has provided pressure to discount the price of products. Also, significant FDA regulations have inhibited suppliers to Agri-Labs from introducing new products and maintaining a consistent supply of current products to distribute. These factors combine to limit supplies and therefore sales opportunities.

The Business of Tradewinds, Inc., a Wholly Owned Subsidiary

Tradewinds, Inc. ("Tradewinds") is a wholly owned subsidiary of Agri-Labs. The officers of Tradewinds are all officers of Agri-Labs: Steve Schram is President, Terry Christie is Secretary and Helen Taylor is Treasurer. The business of Tradewinds consists of selling selected animal health products of Agri-Labs under the brand name of Tradewinds to distributors who are not Class A shareholders of Agri-Labs. This allows Agri-Labs to reach a broader market with these selected products. The focus of these products is the over-the-counter, companion animal, pharmaceutical and biological products.

Principal Customers of Agri-Labs

The following table represents the principal customers of Agri-Labs and the percentage of sales attributable to these customers for the last two fiscal years:

	2009 % of Sales	2010 % of Sales
Members - Class A Shareholders		
Professional Vet Products	16.03%	6.68%
MWI Vet Supply	14.18%	17.14%
Walco/Hi Pro	13.68%	16.94%
IVESCO	9.34%	12.86%
Lextron, Inc.	6.52%	8.96%
Robert J. Matthews, Co.	4.03%	3.64%
Valley Vet Supply	2.58%	2.90%
Vet & Poultry	2.33%	2.45%
West Plains Vet	2.10%	1.80%
Southern Livestock	1.96%	2.36%
Animal Medic	1.79%	1.74%

Northwest Veterinary Supply	1.69%	1.13%
Jeffers, Inc.	1.59%	1.39%
Fuller Supply Co., Inc.	1.46%	1.22%
United Pharmacal Co., Inc.	0.66%	1.09%
Michigan Vet Supply	0.59%	0.46%
Midwest Veterinary Supply, Inc.	0.00%	0.00%
Non Members	19.47%	17.22%
Totals	**100%**	**100%**

Research and Development/Technical Trials

Agri-Labs in the regular course of its business enters into joint development agreements with manufacturers. Pursuant to these agreements Agri-Labs obtains exclusive marketing rights for the resulting products and/or royalty payments or a share of profits in exchange for funding part of the research and development costs. Agri-Labs is constantly looking for ANADA and NADA products to develop and acquire. It routinely funds technical trials, veterinary tests and research and development costs to insure there is a market for these products.

Terry Christie, Vice President of Research and Development of Agri-Labs, serves as the leader of a Product Review Team ("PRT") whose function is to review and approve all biological and pharmaceutical research projects. Once a project is approved by the PRT and Agri-Labs' Board of Directors, the PRT assigns responsibility for each project and monitors the progress on a monthly basis. Mr. Christie leads and coordinates any pharmaceutical project if developmental work is required. This work typically requires finding and developing an active ingredient source, finding and reaching an agreement with a finished product manufacturer, developing a finished product, coordinating all testing and compilation of data necessary to file an ANADA. Mr. Christie prepares the ANADA application if Agri-Labs is going to be the sponsor of the application and does all of the regulatory follow up with the CVM until the application is approved. He also does all post-approval regulatory work.

Agri-Labs is involved in research and development activities to obtain a proprietary interest in products. This leads to higher risk, but also creates the opportunity for higher profitability and return to shareholders than simply buying and selling product. To date, the Company has been successful in these endeavors and returns have outweighed the risk. Of course, there is no guarantee this trend will continue.

During the 2010 calendar year Agri-Labs spent $$601,280.00 on research and development. In 2009 Agri-Labs spent $125,727.00 on research and development.

Characteristics Of Agri-Labs' Operations And Industry Which May Have An Impact Upon Future Financial Performance.

Agri-Labs currently has the exclusive right to market certain products. Investors should review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs could lose the exclusive right to market these products.

Agri-Labs has entered into an agreement with Diamond Animal Health, Inc. for the exclusive right to market certain bovine vaccines. These products are known by the trade names TITANIUM® and MASTERGUARD®. Agri-Labs was given the exclusive right to market these products in exchange for its agreement to meet certain escalating levels of product distribution. The Second Amendment to the Amended and Restated Bovine Vaccine Distribution Agreement is dated December 10, 2004 and extends through December 15, 2009. The Third Amendment to the Agreement dated May 26, 2006, revises the 3rd and 4th quarter 2006 purchase orders, and revises the terms of the loan between Agri-Labs and Diamond. The loan has since been paid in full. The Fourth Amendment dated November 16, 2007, removes the exclusive right to market the products in Canada, and states that the distribution rights became non-exclusive after Contract Year 2009, or as of December 15, 2009, through the remainder of the term of the Agreement. Pursuant to the Fourth Amendment, Agri-Labs right to distribute the products is currently non-exclusive. On December 23, 2010, the parties entered into a 5th Amendment which among other things adds language concerning prepayment and provisions in the event of a USDA Shutdown and extends the term through December 15, 2015. Also, Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these vaccines cannot use these trade names.

Investors should also review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs' business could be materially adversely affected by the loss of its relationship with key distributors and suppliers.

The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies has significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

Agri-Labs is directly affected by regulation by the FDA and the CVM, a division of the FDA. The CVM reviews all applications Agri-Labs submits for ANADAs and either denies or approves those applications. Furthermore, the FDA has authority to inspect Agri-Labs' physical facility with regard to storage and handling of pharmaceuticals. The FDA also has authority to remove from distribution products which Agri-Labs distributes.

Agri-Labs is only indirectly affected by regulation by the USDA, EPA and DEA. Agri-Labs does not directly interact with the USDA. It does not submit applications to the USDA for biologicals. However, it could be affected if the USDA took any adverse action with respect to the license for TITANIUM® and MASTERGUARD® held by Diamond Animal Health. Also, the USDA and EPA have authority to remove from distribution products which Agri-Labs distributes. Agri-Labs has no direct interaction with the DEA. It does not distribute drugs which fall under the jurisdiction of the DEA, and therefore would not be affected by DEA action to remove products it regulates from distribution.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

DESCRIPTION OF PROPERTY

Agri-Labs currently leases its physical plant from K-Highway, a Missouri general limited partnership. The terms of the lease are triple net with the first term expiring December 31, 2005 and two 5 year options thereafter. The second and final five year renewal option was exercised by Agrilabs and the term ends December 31, 2015. A "triple net" lease or net-net-net lease is a lease whereby the lessee is responsible for maintaining insurance, taxes and maintenance on the leased premises. The Plant lease agreement currently requires a monthly rent of $31,335.00. The facility consists of 21 offices totaling 8,000 square feet and a warehouse with storage representing 46,000 square feet. This facility is located at 20927 State Route K, St. Joseph, MO 64505. This is the sole warehouse and executive offices of Agri-Labs. K-Highway is an entity owned by certain Class A shareholders and certain employees of Agri-Laboratories, Ltd. as follows:

Southern Livestock Supply Co., Inc.
Michigan Veterinary Farm Supply
Robert and/or Velma Lohmann
Double E Investments
William Fuller
Lakeland Vet, Inc.
Robert J. Matthews Co.
Keith & Dorothy Jeffers
Larry Gladfelter
Dr. Arnold Nagely and Dr. Raymond L. Shultz as joint tenants
Helen Taylor
Terry Christie
Edward Bradford, Trustee of the Edward Bradford Trust
Cary Becker and Barbara J. Becker, Trustees of the Becker Family Revocable Trust
Lowe and Wilcox Enterprises, LLC
Herman O. Haenert and Judith A. Haenert, Trustees under the Haenert Living Trust

The general partner of K-Highway is K-Highway General Partner, Inc., a Missouri corporation solely owned by the CEO and Chairman of the Board of Agri-Labs, Steve Schram.

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

Directors

Name	Company	Mo/Year Nominated	Term Expires
Robert DiMarzo, Age 54	IVESCO Holding	March 2011	March 2014
William Fuller, Age 73	Fuller Supply	March 2011	March 2014
Jay Miller, Age 41	Animal Medic	March 2010	March 2013
Bo Richardson, Age 56	Southern Livestock	March 2010	March 2013
Darell Bandy, Age 52 *took place of Walt Evans who temporarily filled vacancy created by resignation of Steve Price in October of 2010	West Plains Vet Supply of Springfield	March 2011	March 2012
Mo Jackson, Age 54	Michigan Vet Farm	March 2009	March 2012
Steve Schram, Age 49	Agri-Labs	N/A	Upon termination of employment as CEO

Outside Directors

Name	Mo/Year Nominated	Term Expires
Leon Ellin, Age 67	March 2010	March 2012
Frank Carter, Age 57	March 2011	March 2013

Directors

Mr. DiMarzo is the Executive Chairman of IVESCO Holding, LLC, a company based out of Springdale Arkansas. Prior to assuming such position in 2010, Mr. DiMarzo was President of Quickvet Diagnostics, a subsidiary of Scandinavian Micro Biodevices (SMB), ApS where he was the Executive Vice President of Sales and Marketing since June 2010. Mr. DiMarzo was a consultant with his own business between August 2007 and May 208. Prior to this, Mr. DiMarzo worked at Pfizer Animal Health (division of Pfizer, Inc.) from 1992 to 2007 handling top management positions in the United States, Europe, and Latin America. Mr. DiMarzo's business career began with Elanco Animal Health – Eli Lilly & Company, in July of 1990. Prior to his business career, he served as a United States Naval Officer and Peace Corps Volunteer. Mr. DiMarzo is a graduate of Brown University and Harvard Business School.

Mr. Fuller Bill Fuller is President of Fuller Supply Co. Inc.., a wholesale distributor of animal health products, pesticides, pet and livestock equipment with branches in Alabama & Georgia.

Mr. Miller is the President/50% owner of Animal Medic, Inc., a Pennsylvania company in the animal health industry founded in 1970. Mr. Miller joined Animal Medic in 1999 as a controller. Mr. Miller also served as the CFO of the Company from 2003 to2007. In 2007 Mr. Miller negotiated his 50% purchase of the company, and assumed his title as President. Mr. Miller obtained an MBA in accounting/finance from York College of Pennsylvania in 2002.

Mr. Richardson is the President/owner of Southern Livestock Company, Inc., an animal health, lawn and garden distributor established and incorporated in Louisiana in 1971. Mr. Richardson began his employment with the company in 1970 as a general laborer and family member, working his way up to an outside sales representative after high school and college, in 1978. Mr. Richardson served as an outside sales representative for the company for 20 years through 1998 at which time he, along with a partner, purchased the company from family members.

Mr. Bandy is the General Manager of West Plains Veterinary Supply of Springfield, Inc. Mr. Bandy began his career at West Plains in 1981, working part time in the warehouse while going to school. After graduation from college Mr. Bandy became a full-time employee of West Plains, first working as a customer service representative and then assuming purchasing and assistant manager duties. In 2007 Mr. Bandy became an operations manager for the company, advancing to the General Manager position in 2011.

Mr. Jackson is the owner and President of Michigan Veterinary Farm Supply Co., Inc., located in Vermontville, Michigan. Mr. Jackson joined the company in 1978 after graduating from Purdue University with a degree in Business Management. Michigan Vet has been in the animal health and veterinary supply business since 1974, and Mr. Jackson has owned the company since 1988, taking over from his father, Marvin K. Jackson.

Mr. Ellin became an operating partner of Littlejohn & Co in 2004. Littlejohn is a control-oriented investor in mid-sized companies, typically those with revenues in the range of $150 million to $800 million, which are experiencing a fundamental change in capital structure, strategy, operations or growth. Mr. Ellin has 40 years of experience in senior financial and operating positions, in both large and mid-sized companies. He spent the 20 years immediately prior to his service at Littlejohn managing turnaround, restructuring and strategic business refocusing tasks at a number of mid-sized companies, including Wilton Industries, ITCO Holding Company, Edward Don & Company, Champion Products, Inc. and Voit Corporation. His prior experience includes ten years with Colgate-Palmolive, including director of Corporate Strategic Planning and as CFO of a Colgate subsidiary company. His educational background includes an MBA from The Wharton School and an AB from the University of Chicago.

Mr. Carter has been employed with Systems Material Handling Co. (SMH) since June of 2000 and is currently Vice President & General Manager. Mr. Carter's areas of specific responsibility include Distribution Operations, Accounting & Finance, and Information Systems. SMH is a distributor of after-market, replacement parts for the forklift industry. Mr. Carter joined SMH in advance of the sale of the company to its current Belgium-based ownership and worked with the owner to ready the company for sale by changing the accounting, banking and insurance representation to entities more aligned with SMH's needs. From 2000 through 2007, SMH has grown from a revenue size of $50MM to its current size of over $200MM.

Executive Officers

Steve Schram serves as Chief Executive Officer and Chairman of the Board of Directors of Agri-Labs. He is 49 years of age. He was born and raised in Iowa. He graduated from Anthon Oto High School in 1979. He graduated from Iowa State University with a B.S. in Animal Science in 1983. He began his career in the animal health industry with Syntex Animal Health in 1983 and held the following positions with Syntex:

- Sales Representative 1983-1986
- Regional Manager 1986-1988
- Product Manager 1988-1989
- National Sales Manager 1990-1992
- Business Unit Manager 1992-1995

He joined Agri-Labs as Director of Sales and Marketing in 1995. In 1997 Schram was elected President of Agri-Labs. He established a wholly owned subsidiary of Agri-Labs, Tradewinds, Inc. He currently serves as President, CEO and Chairman of the Board of Directors of Agri-Labs.

Terry Christie serves as Vice President of Research & Development for Agri-Labs. He is 59 years of age. He was born and raised in Missouri. He graduated from South Harrison High School in 1969. He attended Northwest Missouri State, Maryville, Missouri from 1969 to1971 and Missouri Western State College, St. Joseph, Missouri from 1972 to 1974 where he graduated with a B.S. in Biology and a Minor in Chemistry. Prior to joining Agri-Labs his professional background is as follows:

- Assistant Mgr. Parenteral Dept. Medico, Elwood, KS 1974-1980.
- Director of Quality Assurance, Tech America, Elwood, KS (formerly Medico), 1980-1986
- Superintendent of Production, Fermenta Animal Health (formerly Tech America) 1987-1989

Mr. Christie was hired in his present position with Agri-Labs on October 30, 1989. As Vice President of Research and Development, Mr. Christie is responsible for pharmaceutical animal drug development. All such projects are decided upon through the Product Review Team (PRT). Once a project is established, Mr. Christie is responsible for outsourcing the active ingredient and finished product manufacturing, and coordinating the project through the development and filing of the animal drug application (either ANADA or NADA) with the Center for Veterinary Medicine. Once a product is approved, Mr. Christie coordinates contract manufacturers and Agri-Labs sales and marketing personnel for production of the finished product.

Helen Taylor is the Chief Financial Officer for Agri-Labs. She was born and raised in Missouri. She graduated from Savannah High School in 1974. She attended Northwest Missouri State College in St. Joseph, Missouri and graduated with a B.S. degree in Accounting in July of 1977. She was a staff accountant with the public accounting firm of Melvin P. Ketter, CPA from 1977 to 1978. She passed her CPA exams and was licensed in November of 1978. She then served as a staff accountant with the public accounting firm of Bill Blanchard, CPA from 1978 to 1984. She obtained a Masters of Business Administration from NW Missouri State University in 1983. She established her own accounting firm in 1984 and was actively engaged in that business from 1984 through 1996. She was also a full time instructor at Missouri Western State College from 1985 through 1996. She served as Director of Finance for Agri-Labs from April, 1997 to 2001. She has been Chief Financial Officer of Agri-Labs since January, 2002. Her age is 54.

Edward S. Sloan, Secretary – Serves as national legal counsel for Agri-Labs. His employment is with Waldeck, Matteuzzi & Sloan, P.C. in Leawood, Kansas. He also serves as recording secretary for all Shareholder and Board of Director meetings. He is one of the founding shareholders in Waldeck, Matteuzzi & Sloan, P.C. Mr. Sloan is in charge of the business section of the firm. He serves as counsel to a multitude of clients handling transactional work, the formation of business entities, financial affairs and operational issues for his clients. He is 49 years old.

Cary Becker serves as Vice President of Sales. He was hired in this position on May 1, 1999. He is 50 years of age. He was born in Yankton, South Dakota and raised in Hartington, Nebraska. He graduated from Hartington Cedar Catholic High School. He attended and graduated from Kearney State College in Kearney, Nebraska in 1984 with a BS degree in Business Marketing & Finance, and a minor in Ag Economics and Biology. His professional background prior to joining Agri-Labs is as follows:

- 1984-1989 Ralston Purina Company/Purina Mills, Inc. Territory & District Sales Manager
- 1989-1995 Syntex Animal Health, division of Syntex Laboratories. Started as Territory Sales Manager, promoted to Regional Sales Manager in 1991.
- 1995-1999 Fort Dodge Animal Health, division of American Home Products. Regional Sales Manager.

Jim Glassford serves as Vice President of Marketing. Mr. Glassford began as the Vice President of Marketing on January 1, 2011. Prior to accepting this position with the Company, Mr. Glassford was owner of G5 Consulting, LLC, a pet industry focused consulting services company offering sales, marketing and product development support for small to medium sized businesses established by Mr. Glassford in February of 2010. Mr. Glassford began his marketing career in the animal health industry in 1988 as the as the Group Director of Marketing for Kaytee Corporate, a privately held company which sells pet bird, wild bird and small animal products in the mass, hardware, pet retail and grocery industries. From there Mr. Glassford has served as the Director of Marketing for Virbac Animal Health and as the Vice President of Sales and Marketing with Central Garden & Pet, both of which are major companies in the animal health industry. Mr. Glassford obtained a B.S. in economics in 1978 from Central Michigan University, and obtained an MBA in 1980 from Western Michigan University. Mr. Glassford is 55 years of age.

RENUMERATION OF DIRECTORS AND OFFICERS

Name of Individual or identify of group	Capacities in remuneration was received	Aggregate remuneration
Three highest paid officers or directors as a group	Salaries & bonus	**$995,874.00**

There is one (1) stock plan approved by the Board of Directors as follows:

Executive Share Appreciation Plan. Agri-Labs has established a Restated Executive Share Appreciation Plan ("Plan") under which any employee who is recommended by the CEO and approved by the Board of Directors may be granted Share Units, which is a unit of future incentive compensation tied with the book value of a share of Agri-Labs' stock. The book value or strike price assigned to the Share Unit is the lowest book value of AgriLabs' stock during the six (6) months preceding the issuance of the Unit. The Share Units granted vest 20% per year over a five-year period. The holder of the Share Unit may convert the units to shares, but is not obligated to do so. Upon termination of employment the employee holding the units is entitled to receive as deferred compensation the full appreciation in the book value of the shares underlying the units at the time of termination over the original book value at the time the units were granted. The CEO Steve Schram has 15,000 Class A Share Units, all of which are fully vested. The book value of the Class A shares at the time Class A Share Units were granted and the strike price for conversion of the units is $8.56 per share. The Units were granted on January 1, 1997. Cary Becker, Vice President of Sales, is the owner of 7,500 Class A Share Units granted as of January 1, 2011. The book value of the Class A shares at the time the Units were granted, and the strike price for conversion of the Units is, $29.24.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table reflects the ownership of Class B shares, non-voting securities of Agri-Labs for each of the three highest paid persons who are officers or directors, and for all officers and directors as a group:

Name	No. of Shares	Percentage of Outstanding Class B Shares Before Offering	Percentage of Class B Shares After the Offering - Maximum
Steve Schram CEO & Chairman of the Board of Directors 20927 State Route K St. Joseph, MO 64505	4,600	7.40%	2.84%
Helen Taylor, CFO 20927 State Route K St. Joseph, MO 64505	4,505	7.25%	2.78%
Terry Christie VP of Research and Development 20927 State Route K St. Joseph, MO 64505	2,020	3.25%	1.25%
All Officers and Directors as a Group	23,816	38.34%	14.69%

The following table reflects the ownership of over 10% of non-voting securities of Agri-Labs for any class of stock:

Class C Stock

Name	No. of Shares	Percentage of Outstanding Class C Shares Before Offering	Percentage of Class C Shares After the Offering - Maximum
Brownsberger Vet Clinic c/o Bill Brownsberger, DVM 106 West 5th Street Appleton City, MO 64724	2,000	12.50%	4.88%
Lander Veterinary Clinic c/o Ronald L. Terra 4512 South Walnut Road Turlock, CA95381	2,000	12.50%	4.88%
Lena Vet Clinic c/o James L. Hastings 11002 West Goddard Road Lena, IL 61048	2,000	12.50%	4.88%
Stanley D. Ourada, DVM 2201 East 4th Avenue Holdrege, NE 68949	2,000	12.50%	4.88%

Name	No. of Shares	Percentage of Outstanding Class C Shares Before Offering	Percentage of Class C Shares After the Offering - Maximum
Wishek Vet Clinic c/o Dan Shuler, DVM 8370 Hwy 3 SE Wishek, ND 58495	2,000	12.50%	4.88%

The following table reflects the beneficial ownership of voting securities of Agri-Labs, Class A shares, for each person who is a director:

Director	Company through which Stock Owned	Shares Owned	Percentage of Outstanding Class A Shares
Robert DiMarzo 124 Country Club Road Iowa Falls, IA 50126	IVESCO Holdings	15,000	5.88%
Bill Fuller 3500 Messer Airport Hwy Birmingham, AL 35222	Fuller Supply Co., Inc.	15,000	5.88%
Jay Miller 3910 N. George Manchester, PA 17345	Animal Medic	15,000	5.88%
Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808-9099	Southern Livestock	15,000	5.88%
Darell Bandy 2845 West Kearney Street Springfield, MO 65803	West Plains Vet Supply of Springfield	15,000	5.88%
Mo Jackson 7415 Lawrence Highway Vermontville, MI 49096	Michigan Vet Farm	15,000	5.88%
Steve Schram CEO & Chairman of the Board 20927 State Route K St. Joseph, MO 64505		15,000 Share Units convertible to shares at $8.56 share	%
Officers and Directors as a Group:		90,000 shares 15,000 Share Units	35.29%

There are no options, warrants or rights; and Agri-Labs does not have a parent company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Each of the 17 Class A Shareholders of Agri-Labs currently has in place a Distribution Agreement for Agri-Labs' products. This Distribution Agreement runs for a twelve (12) month period and automatically renews annually unless terminated in accordance with its provisions. The Distribution Agreement between the Class A Shareholder and Agri-Labs allows for the distribution of Agri-Labs' products through the retail operation of the Class A distributor Shareholders.

Under the agreement Agri-Labs authorizes the distributor to sell its products and the distributor agrees to use its best efforts to sell these products. The sales prices are set in an exhibit to the agreement, and Agri-Labs has the unilateral right to revise these prices at its discretion. Payment for purchases by the distributor is due 30 days after invoice. Unpaid balances accrue interest at the rate of 1½%. Credit limits for distributors are set forth in an exhibit to the agreement. Payments due under the agreement are secured by a pledge of the distributor's Class A shares. Under the agreement the distributor agrees to keep confidential certain matters including customer lists, marketing information, proprietary product information, prices and financial information. Agri-Labs has the ability to terminate the agreement on the occurrence of certain events defined in the agreement.

The amounts of accounts receivable owed by Class A Shareholders as of December 31, 2010 and the aging report with respect to these accounts is contained in the following table:

	12/31/2010 A/R Balance	**% of AR**
Members		
Professional Vet Products	$276,096.84	5.02%
IVESCO	$1,397,594.56	23.54%
MWI Vet Supply	$1,644,635.30	27.7%
Walco	$361,542.42	6.09%
Lextron	$644,914.03	10.87%
Robert J. Matthews, Co	$301,614.54	5.08%
West Plains Vet	$56,025.37	0.94%
Animal Medic	$77,759.72	1.31%
Vet & Poultry	$226,327.88	3.81%
Northwest Veterinary Supply	$28,484.13	0.48%
Southern Livestock	$57,799.36	0.97%
Jeffers, Inc	$76,811.08	1.29%
Fuller Supply Co., Inc	$71,784.98	1.21%
Valley Vet	$45,927.87	0.77%
United Pharmacal Co., Inc	$45,693.93	0.77%
Michigan Vet Supply	$4,690.88	0.08%
Midwest Veterinary Suppy, Inc.	$0.00	0.00%

	12/31/2010 A/R Balance	% of AR
Non Members	$182,385.11	3.32%
Totals	**$5,500,088.00**	**100.00%**

The aging of the Accounts Receivable is as follows:

Current	93.08%
30 - 60 days	1.63%
Over 60 days	5.29%
	100.00%

In addition to the Distribution Agreement between the Class A Shareholders and Agri-Labs, certain of the Class A Shareholders are owners of the Missouri General Partnership which owns the physical facility in which Agri-Labs maintains it corporate headquarters. K-Highway Limited Partnership is a Missouri Limited Partnership in which the only asset is the real estate and improvements located at 20927 State Route K in St. Joseph, Missouri. The General Partner of the Partnership is K-Highway General Partner, Inc., a Missouri Corporation, which is wholly owned by Steve Schram, the CEO and Chairman of the Board of Directors of Agri-Labs. Agri-Labs leases its physical facilities, a warehouse and executive offices from the Partnership. Under the terms of the Plant Lease Agreement, Agri-Labs is currently obligated to pay a monthly rent of $31,335.00.

DESCRIPTION OF SECURITIES

Agri-Labs' Articles of Incorporation and Amendments thereto authorize the issuance of 800,000 shares, consisting of authority to issue 400,000 shares of Class A common stock, 200,000 shares of Class B common stock, and 200,000 shares of Class C common stock. There are currently 255,000 shares of Class A common stock outstanding. Prior to this Offering it has issued 161,860 shares of Class B common stock and it has redeemed 99,737 shares of Class B common stock. There are currently 62,123 shares of Class B common stock outstanding. Prior to this Offering it has issued 19,000 shares of Class C common stock and it has redeemed 3,000 shares. There are currently 16,000 shares of Class C common stock outstanding.

Holders of Class A common stock are entitled to one vote per each Class A share held. Class A shareholders are entitled to vote on any matter for which shareholders are entitled to vote pursuant to the Bylaws of Agri-Labs. The voting rights of the holders of Class A shares are non-cumulative, which means that more than 50% of the Shares voting for the election of directors can elect all of the directors if they so choose. Class A shareholders are all entities that are retail distributors of Agri-Labs' products.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends, if declared. The declaration of dividends is discretionary with the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends with respect to Class B shares every calendar year from 1987 through 2008. The Board has never declared dividends on Class A shares. The first dividend on Class B shares was $0.25 per share in 1987. The dividend has been $1.10 per share for the years 1998 through 2006, $1.15 per share for the year 2007, $1.00 per share for the years 2008 and 2009, and a $1.50 per share dividend for the year 2010. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the shares. Class C dividends have been paid since the issuance of Class C shares in 2004 with a $ .50 per share dividend declared for 2004, a $1.10 dividend per share declared for 2005 and 2006, a $1.15 per share dividend for 2007, a dividend of $1.00 per share for the years 2008 and 2009, and a $1.50 per share dividend for the year 2010. A dividend of $1.50 per share was declared on Class A shares in 2010, but normally no dividend is declared on Class A shares. Going forward, it is the intention of the Board to declare dividends on Class B and C shares equally, but not Class A shares.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees, and must be purchased in 50 share increments. Class B shares are offered to create an incentive within Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network promotes brand loyalty and allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians who qualify by purchasing minimum levels of Agri-Labs' products. The Class C shares must be purchased in 1,000 share increments. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' product in years subsequent to purchase ($50,000 in annual general product sales) Agri-Labs has the option to redeem the Shares at the then current book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

The Class B and C shares when duly issued and sold pursuant to this Offering will be fully paid and non-assessable. Class A, B and C shares have equal rights with respect to any preference on liquidation.

None of the shares have any preemption rights or conversion rights. All of the shares (Class A, B and C) are subject to redemption rights contained in the Bylaws of Agri-Labs.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($50,000 of annual sales of general products) Agri-Labs has the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Class A, B or C Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs has the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Indemnification Of Officers, Directors and Employees. As authorized by the Delaware Code, the Bylaws of Agri-Labs provide that every person who is a director, officer or employee of the corporation shall be indemnified by Agri-Labs to the fullest extent permitted by the General Corporation Law of the State of Delaware. Further, Agri-Labs, if authorized by the Board of Directors, may purchase and maintain insurance on behalf of any such person to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Limited Transferability And Lack Of Market Ability. The Class B and C shares purchased in this Offering are being offered in reliance on an exemption under Section 3(b) of the '33 Act and Regulation A. These Shares, as well as the Class A shares, are also subject to substantial further restrictions on transfer as contained in the Bylaws of Agri-Labs. Pursuant to these restrictions, the Shares may not be sold or otherwise transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the Shares, Agri-Labs has an option or right of first refusal to purchase the Shares at book value. This option must be exercised by written notice within 60 days of the next regularly scheduled Board of Directors meeting following the Company's receipt of written notice of the proposed transfer. The purchase price is the book value determined by the Company's accountants at the end of the month preceding the date Agri-Labs provides written notice of its intent to exercise its option, and the closing on the purchase must occur within 30 days after the aforestated 60 day period. If Agri-Labs does not purchase the Shares, the Shares may be transferred subject only to the requirement the Shares have been registered or confirmation that the transaction is exempt from registration under the '33 Act.

There is no public market for the Shares and there can be no assurance that a market will develop. The Shares will not be traded on any established market. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so. The Shares should be purchased for long-term investment purposes only.

TERMS OF THE OFFERING

All purchasers will be required to execute a written Subscription Agreement to purchase either Class B or Class C shares. This Offering is being undertaken directly by Agri-Labs without an underwriter. Under the terms of the Offering, Agri-Labs is proposing to offer up to 100,000 shares of Class B stock and up to 25,000 shares of Class C stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding Class A, B and C common shares. The current book value is $32.80 per share. After qualification, the offering price will be adjusted monthly to reflect the current book value. Class B and C shareholders who have purchased pursuant to this Offering and who have received a current offering circular will receive a written notice of each monthly adjustment In no event will this adjustment result in the aggregate offering amount exceeding $4,984,558.00 ($5million less $15,442.50, aggregate offering proceeds for all securities sold within twelve months before the start of this offering in reliance on Regulation A). At the time of making any adjustment, the aggregate offering amount will be recalculated considering the shares already sold under the Offering and the shares to be sold at the new adjusted price. If the recalculated new aggregate offering amount would exceed $4,984,558.00 the Company will lower the aggregate number of shares it will issue under this Offering. It will be mathematically impossible to exceed $4,984,558.00 under any future adjustment based on terms disclosed in any supplemental Offering Circular. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. Class B and C shares are non-voting shares which will only entitle Class B and C shareholders to dividends, if declared. For the period 2000 to 2002, Agri-Labs pro-rated Class B dividends to reflect the length of time the Class B shares have been held during the year for which the dividend was declared.

How To Subscribe. A purchaser of Class B or Class C shares must execute a "Subscription Agreement" which must be completed in full, signed and returned to Agri-Labs. The Subscription Agreement and full purchase price for the Shares should be delivered in person to Agri-Labs or by mail to:

Agri-Laboratories, Ltd
Attn: Steve Schram, CEO
20927 State Route K
St. Joseph, MO 64505

LITIGATION

PVP is a Class A member of the company that has filed for protection under Chapter 11 of the Bankruptcy Code. It is anticipated that debtor counsel for PVP may file a lawsuit through the bankruptcy proceeding for setoff of the pre-petition amounts they claim are due for promotional allowances, and for payment of any post-petition amounts they claim are due for promotional allowances. It is the contention of Agri-Labs that pursuant to the terms of the contracts, Agri-Labs is not responsible for any promotional allowance payments or setoffs to PVP. Other than this possible litigation, Agri-Labs is not currently involved in any litigation nor is it aware of any other litigation that is threatened as of the date of this Offering Circular.

LEGAL MATTERS

The validity of the Class B and Class C shares being offered by Agri-Labs and certain legal matters will be passed upon for Agri-Labs by Morris, Laing, Evans, Brock & Kennedy, Chartered with offices in Wichita, Kansas and Topeka, Kansas.

EXPERTS

The financial statements of Agri-Labs as of December 31, 2009 and as of December 31, 2010, included in this Offering Circular have been audited by Kane, Mitchell & Co., L.L.C., Certified Public Accountants as stated in the report attached hereto and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Agri-Labs will make available to potential investors and their advisors any non-confidential or non-proprietary materials available to Agri-Labs and will answer all inquiries from potential investors and their advisors, other than proprietary or confidential matters, concerning the operation of Agri-Labs, its management, any other matters relating to the business and assets of Agri-Labs and this Offering and sale of Class B and Class C shares. In order to obtain additional information, please contact the CEO, Steve Schram or CFO, Helen Taylor at:

Agri-Laboratories, Ltd
20927 State Route K
St. Joseph, MO 64505
Phone: (816) 233-9533 Fax: (816) 233-9546

We have not authorized anyone to provide you with information different from that contained in this Offering Circular. This Offering Circular is an offer to sell, or a solicitation of offers to buy Class B and Class C shares of common stock only in jurisdictions where offers and sales are permitted.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the 12th day of October, 2011.

AGRI-LABORATORIES, LTD.

By: ______________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram	10/12/11	President, CEO and Chairman of the Board
Helen Taylor	10/12/11	Chief Financial Officer
Darell Bandy		Director
Jay Miller		Director
Bo Richardson		Director
Robert DiMarzo		Director
Bill Fuller		Director
Morris Jackson		Director
Leon Ellin		Director
Frank Carter		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of _________________, 2011.

AGRI-LABORATORIES, LTD.

By:____________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	____________________	President, CEO and Chairman of the Board
____________________ Helen Taylor	____________________	Chief Financial Officer
____________________ Darell Bandy	10/10/2011	Director
____________________ Jay Miller	____________________	Director
____________________ Bo Richardson	____________________	Director
____________________ Robert DiMarzo	____________________	Director
____________________ Bill Fuller	____________________	Director
____________________ Morris Jackson	____________________	Director
____________________ Leon Ellin	____________________	Director
____________________ Frank Carter	____________________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of _________________, 2011.

AGRI-LABORATORIES, LTD.

By:____________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	____________________	President, CEO and Chairman of the Board
____________________ Helen Taylor	____________________	Chief Financial Officer
____________________ Darell Bandy	____________________	Director
[signature] Jay Miller	10/11/2011	Director
____________________ Bo Richardson	____________________	Director
____________________ Robert DiMarzo	____________________	Director
____________________ Bill Fuller	____________________	Director
____________________ Morris Jackson	____________________	Director
____________________ Leon Ellin	____________________	Director
____________________ Frank Carter	____________________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the 10th day of October, 2011.

AGRI-LABORATORIES, LTD.

By:________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, CEO and Chairman of the Board
Helen Taylor		Chief Financial Officer
Darell Bandy		Director
Jay Miller		Director
Bo Richardson	10/10/11	Director
Robert DiMarzo		Director
Bill Fuller		Director
Morris Jackson		Director
Leon Ellin		Director
Frank Carter		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of _________________, 2011.

AGRI-LABORATORIES, LTD.

By:____________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	________________	President, CEO and Chairman of the Board
____________________ Helen Taylor	________________	Chief Financial Officer
____________________ Darell Bandy	________________	Director
____________________ Jay Miller	________________	Director
____________________ Bo Richardson	________________	Director
____________________ Robert DiMarzo	10/11/2011	Director
____________________ Bill Fuller	________________	Director
____________________ Morris Jackson	________________	Director
____________________ Leon Ellin	________________	Director
____________________ Frank Carter	________________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of _________________, 2011.

AGRI-LABORATORIES, LTD.

By:
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, CEO and Chairman of the Board
Helen Taylor		Chief Financial Officer
Darell Bandy		Director
Jay Miller		Director
Bo Richardson		Director
Robert DiMarzo		Director
Bill Fuller	10-18-2011	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of _________________, 2011.

AGRI-LABORATORIES, LTD.

By:_____________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
_____________________ Steve Schram	_____________________	President, CEO and Chairman of the Board
_____________________ Helen Taylor	_____________________	Chief Financial Officer
_____________________ Darell Bandy	_____________________	Director
_____________________ Jay Miller	_____________________	Director
_____________________ Bo Richardson	_____________________	Director
_____________________ Robert DiMarzo	_____________________	Director
_____________________ Bill Fuller	_____________________	Director
Morris L. Jackson Morris Jackson	10-10-2011	Director
_____________________ Leon Ellin	_____________________	Director
_____________________ Frank Carter	_____________________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of _________________, 2011.

AGRI-LABORATORIES, LTD.

By:____________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	____________________	President, CEO and Chairman of the Board
____________________ Helen Taylor	____________________	Chief Financial Officer
____________________ Darell Bandy	____________________	Director
____________________ Jay Miller	____________________	Director
____________________ Bo Richardson	____________________	Director
____________________ Robert DiMarzo	____________________	Director
____________________ Bill Fuller	____________________	Director
____________________ Morris Jackson	____________________	Director
Leon Ellin	10/11/2011	Director
____________________ Frank Carter	____________________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of _________________, 2011.

AGRI-LABORATORIES, LTD.

By:____________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	____________________	President, CEO and Chairman of the Board
____________________ Helen Taylor	____________________	Chief Financial Officer
____________________ Darell Bandy	____________________	Director
____________________ Jay Miller	____________________	Director
____________________ Bo Richardson	____________________	Director
____________________ Robert DiMarzo	____________________	Director
____________________ Bill Fuller	____________________	Director
____________________ Morris Jackson	____________________	Director
____________________ Leon Ellin	____________________	Director
Frank Carter (signed) Frank Carter	10/10/2010	Director

FINANCIAL STATEMENTS





CONFIDENTIAL

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

Independent Accountant's Report

Board of Directors
Agri-Laboratories, Ltd.
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of Agri-Laboratories, Ltd., as of December 31, 2010 and 2009 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agri-Laboratories, Ltd. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kane, Mitchell + Co. LLC.

February 15, 2011

9401 Indian Creek Parkway, Suite 1210, Overland Park, Kansas 66210-2005, (913) 894-1065, Fax (913) 894-1083

CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Balance Sheets
December 31, 2010 and 2009

	2010	2009
CURRENT ASSETS		
Cash	$ 2,214,315	$ -
Accounts receivable – customers	5,500,088	5,844,214
Accounts receivable – others	235,267	413,427
Inventory	9,375,674	9,331,578
Advance to supplier	522,864	-
Prepaid expenses	36,530	41,276
Receivable from supplier	-	25,000
Deferred income taxes	1,111,751	715,840
Total Current Assets	18,996,489	16,371,335
Restricted cash	500,000	-
Equipment, net	202,005	183,806
Marketing rights, net	1,000,000	1,342,857
Trademarks, net	61,820	71,420
Other assets	15,790	15,790
Total Assets	$ 20,776,104	$ 17,985,208
CURRENT LIABILITIES		
Accounts payable	$2,153,829	$ 2,592,313
Line-of-credit note payable	-	1,852,734
Accrued expenses	8,130,700	4,219,833
Income taxes payable	-	856,021
Current maturities of long-term debt	-	117,250
Dividend payable	480,635	81,243
Total Current Liabilities	10,765,164	9,719,394
Deferred income taxes	66,519	59,433
Total Liabilities	10,831,683	9,778,827
STOCKHOLDERS' EQUITY		
Common stock	320,223	321,243
Additional paid-in capital	807,003	815,197
Retained earnings	8,817,195	7,069,941
Total Stockholders' Equity	9,944,421	8,206,381
Total Liabilities and Stockholders' Equity	$ 20,776,104	$ 17,985,208

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Income
For The Years Ended December 31, 2010 and 2009

	2010	2009
Net Sales	$ 74,391,248	$ 62,629,342
Cost of goods sold	46,193,880	45,353,565
Gross profit	28,197,368	17,275,777
Marketing & administrative	23,735,714	16,405,332
Research & development	601,280	125,727
	24,336,999	16,531,059
Income from operations	3,860,369	744,718
Other income (expense)		
Other income	59,004	32,293
Bad debt	(393,273)	-
Interest expense	(25,369)	(113,034)
Income before income taxes	3,500,731	663,977
Provision for income taxes	1,253,650	270,603
Net income	$ 2,247,081	$ 393,374

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 2,247,081	$ 393,374
Items not requiring cash:		
Depreciation	86,836	82,323
Amortization	602,457	191,743
Inventory reserve	420,000	1,121,226
Deferred income tax	(388,825)	(410,253)
Bad debt expense	393,273	-
Other	(390)	(375)
Changes in:		
Accounts receivable	129,013	1,083,705
Inventory	(464,096)	1,038,110
Prepaid expense	4,746	9,728
Accounts payable	(438,484)	(826,246)
Accrued expenses	3,910,867	1,206,677
Income taxes	(1,378,885)	669,269
Advance to supplier	-	750,000
Net cash provided by (used in) operating activities	5,123,593	5,309,281
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(105,035)	(7,007)
Payment for marketing rights	(250,000)	(825,000)
Increase in restricted cash	(500,000)	-
Cash received – sale of assets	390	375
Cash received from supplier	25,000	300,000
Net cash provided by (used in) investing activities	(829,645)	(531,632)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit, net	(1,852,734)	(4,451,919)
Dividends paid	(81,242)	(86,335)
Proceeds from Class B stock	31,230	10,408
Redemption of Class B stock	(30,157)	(132,553)
Payment of term bank debt	(29,480)	-
Payment of redemption note	(117,250)	(117,250)
Net cash provided by (used in) financing activities	(2,079,633)	(4,777,649)
Net increase in cash	2,214,315	-
Cash at beginning of year	-	-
Cash at end of year	$ 2,214,315	$ -

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity
For The Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance January 1, 2008	$ 326,335	$ 889,295	$ 6,800,765
Issuance of 440 shares of Class B stock	440	9,968	-
Redemption of 5,532 shares of Class B stock	(5,532)	(84,066)	(42,955)
Dividends on Class B and Class C stock	-	-	(81,243)
Net income for the year	-	-	393,374
Balance December 31, 2009	$ 321,243	$ 815,197	$ 7,069,941
Issuance of 1,050 shares of Class B stock	1,050	30,180	-
Redemption of 1,070 shares of Class B stock	(1,070)	(18,294)	(10,792)
Redemption of 1,000 shares of Class C stock	(1,000)	(20,080)	(8,400)
Dividends on all stock	-	-	(480,635)
Net income for the year	-	-	2,247,081
Balance December 31, 2010	$ 320,223	$ 807,003	$ 8,817,195

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Notes to Financial Statements
For The Years Ended December 31, 2010 and 2009

Note 1: Summary of significant accounting policies

Nature of Business – Agri-Laboratories, Ltd. is a sales and marketing company that markets private labels and distributes pesticides, insecticides, pharmaceuticals, and biologicals in the animal health market. The Company is owned by its distributors.

Principals of Consolidation – The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Tradewinds, Inc., and Pro Labs, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – Receivables are reported at net realized value. The company calculates an allowance for doubtful accounts if deemed necessary after reviewing the accounts. No allowance was recorded at December 31, 2010 and 2009. Collateral on accounts receivable from members include their Class A stock. Otherwise, there is no collateral on accounts receivable.

Inventory – Inventory is stated at the lower of cost (average cost method) or market. Reported amounts have been reduced by an allowance for potential obsolete and slower moving product based on a review of inventory on hand compared to future sales and product dating.

Property and Depreciation – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Intangible Assets – Intangible assets consist of acquisition costs for trademarks and for marketing rights.

The costs of the marketing rights are being amortized over the term of the agreements. For the years ended December 31, 2010 and 2009, amortization expense for marketing rights was $592,857 and $182,143, respectively. Accumulated amortization of marketing rights was $200,000 at December 31, 2010.

Trademark acquisition costs are amortized over fifteen years. For the years ended December 31, 2010 and 2009 amortization expense included $9,600 related to trademark acquisition cost for each year. At December 31, 2010 and 2009, accumulated amortization of trademarks was $132,192 and $122,592, respectively.

Deferred Tax Assets and Liabilities – Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 1: Summary of significant accounting policies (continued)

Recoverability of Long-lived Assets – The company continually evaluates whether events and circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, including intangibles. An asset deemed impaired is written down to its fair value if estimated future cash flows are less than its carrying value.

Income recognition – The Company records revenue at the time products are shipped to the customers. The Company does not allow for the return of merchandise except for certain sales of pharmaceuticals and biological products where there is an expiration date less than six months at date of the sale. These products, if not sold by the customer, are returnable to the Company. A reserve for returns is recorded by the Company, which includes estimated returns under this policy.

Advertising, Repair, and Maintenance Cost – These costs are expensed as incurred. The advertising expense was $702,610 and $622,928 in 2010 and 2009, respectively.

Costs of Goods Sold – Includes, among other things, inbound freight cost while other warehousing cost and outbound freight are included in marketing and administrative.

Reclassification of Accounts – Certain reclassification of accounts in 2009 were made to conform to the 2010 presentation. These reclassifications had no effect on net income.

Note 2: Marketing Rights & Commitments

Marketing rights, net of amortization, consisted of the following at December 31, 2010 and 2009:

	2010	2009
Current marketing rights, net	$ 300,000	$ 892,857
Future marketing rights	700,000	450,000
	$ 1,000,000	$ 1,342,857

Current marketing rights are being amortized over the term of the agreements. The current marketing rights will be fully amortized during the years 2011 through 2013 with amortization of $100,000 per year.

Future marketing rights are amounts paid for marketing rights for product that is subject to approval by the Food and Drug Agency (FDA). Upon approval, the Company will amortize the cost of these marketing rights over the term of the agreements. If the product is not approved, the Company may receive a portion of the amounts paid, as defined by the agreements. At December 31, 2010, the Company is contingently liable for an additional $200,000 depending on the FDA approval date of a specific product.

Commitments under Marketing Rights

The Company is committed to purchase minimum product in order to keep the agreements in place. Generally, if the purchase minimums are not met, the recourse is loss of exclusivity.

Agri-Laboratories, Ltd.
Notes to Financial Statements
For The Years Ended December 31, 2010 and 2009

Note 3: Line-of-Credit Payable

The Company has an operating line of credit in the amount of $10,000,000 which expires on September 28, 2011. The line has an adjustable interest rate. At December 31, 2010, the interest rate was 3.5%. At December 31, 2010, there were no advances on the line-of-credit.

The Company also has an acquisition line of credit in the amount of $4,000,000. The Company has not drawn on this line of credit.

These lines of credit are secured by the Company's accounts receivables, inventory, equipment and general intangibles. The lines of credit requires the Company to maintain a tangible net worth as defined in the loan agreement and to not have debt exceed five times consolidated tangible net worth.

Note 4: Current Maturities of Long Term Debt

At December 31, 2009 there were current maturities of $117,250 on the redemption of Class A stock.

Note 5: Equipment

Equipment is recorded at cost and is comprised of the following:

	2010	2009
Equipment	$ 896,610	$ 863,732
Less accumulated depreciation	694,605	679,926
	$ 202,005	$ 183,806

Note 6: Income Taxes

The provision for income taxes includes these components:

	2010	2009
Taxes currently payable	$ 1,642,475	$ 680,857
Deferred income taxes	(388,825)	(410,254)
	$ 1,253,650	$ 270,603

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2010	2009
Deferred tax assets:		
Accrued compensation	$ 138,039	$ 110,204
Inventory overhead costs capitalized for tax purposes	66,415	71,031
Inventory	394,319	474,558
Accrued expense	512,978	60,127
	1,111,751	715,920
Deferred tax liabilities:		
Accumulated depreciation	(66,519)	(59,433)
Net deferred tax asset	$ 1,045,232	$ 656,487

Agri-Laboratories, Ltd.
Notes to Financial Statements
For The Years Ended December 31, 2010 and 2009

Note 6: Income Taxes (continued)

The above net deferred tax asset is presented on the balance sheets as follows:

	2010	2009
Deferred tax asset – current	$ 1,111,751	$ 715,840
Deferred tax liability – long term	(66,519)	(59,433)
Net deferred tax asset	$ 1,045,232	$ 656,487

A reconciliation of income tax expense at the statutory rate to the Company's income tax expense is shown below.

	2010	2009
Computed at the statutory rate 34%	$ 1,190,249	$ 225,752
Increase (decrease) resulting from:		
Officers' life insurance costs	771	3,607
Non-deductible travel and entertainment cost	26,552	20,685
State income taxes – net of federal tax benefit	88,158	12,076
Manufacturer deduction and other	(52,080)	8,483
Income tax provision	$ 1,253,650	$ 270,603

Tax years subsequent to 2006 are open to examination by Federal and State tax authorities. Penalties and interest, if any, are expensed as incurred.

Note 7: Related Party Transactions

Agri-Laboratories, Ltd. has entered into a lease agreement with K Highway Limited Partnership for use of the facilities at 20927 State Route K in St. Joseph, Missouri. Agri-Laboratories, Ltd. is responsible for insurance, maintenance and property taxes during the terms of the lease. Most of the limited partners in the partnership are distributors of Agri-Laboratories, Ltd. or officers of Agri-Laboratories, Ltd.

Sales are principally to Class A stockholders. The accounts receivable customers are primarily due from Class A shareholders.

At December 31, 2009, the Company had a note payable on the redemption of Class A stock in the amount of $117,250.

Note 8: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees.

For the year ended December 31, 2010, and period from January 1, 2009 through April 30, 2009, the Company matched up to 50 percent of the employee's salary reduction contribution up to 15 percent. For the period May 1, 2009 through December 31, 2009, the Company matched 50 percent of up to the first 6 percent of the employee's salary reduction contribution. Amounts are matched subject to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the years ended December 31, 2010 and 2009, the Company's matching share totaled $195,616 and $132,138, respectively. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% per year of service.

CONFIDENTIAL

Note 9: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2015. Future minimum lease payments under the lease are $376,020 per year.

For the years ended December 31, 2010 and 2009 the Company's rental expense was $376,020 in each year.

Note 10: Stock Compensation Plan

The Company has an Executive Share Appreciation Plan, whereby certain employees will be paid future compensation based upon the increase in the net book value of the stock. At December 31, 2010 there were 15,000 share units outstanding. The units vest at 20% per year and were fully vested at December 31, 2009. The Company accrues amounts due under the plan each year. There were no units awarded in 2010 and 2009. There were 7,500 units awarded effective January 1, 2011.

Note 11: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized, issued, and outstanding is as follows at December 31, 2010 and 2009.

		Issued and Outstanding	
	Authorized	2010	2009
Common stock, par value $1 a share Class A	400,000	240,000	240,000
Common stock, par value $1 a share Class B	200,000	62,223	62,243
Common stock, par value $1 a share Class C	200,000	18,000	19,000
		320,223	321,243

Class A stock is voting stock and is issued to distributors / owners. Class B stock is non-voting and are offered to employees of Class A shareholders and employees of Agri-Laboratories, Ltd and it's outside directors. Class C stock is non-voting and is offered to licensed practicing veterinarians or business entities comprised of veterinarians.

The company has the option to purchase the Class A stock in the event of termination of the Distribution Agreement with the Class A stockholder; the Class B stock if the holder is no longer an employee of the Class A stockholder, an employee of Agri-labs or an outside director; and the Class C stock in the event the holder does not meet certain product purchase requirements. The purchase amount is the net book value at the time the company exercises its option to purchase the stock.

Dividends in the amount of $1.50 per share were declared on all stock in 2010 and $1.00 on Class B and Class C stock in 2009.

Agri-Laboratories, Ltd.
Notes to Financial Statements
For The Years Ended December 31, 2010 and 2009

Note 12: Additional Cash Flow Information

	2010	2009
Additional cash payment information		
Interest paid	$ 30,261	$ 119,811
Income taxes paid (refunded), net	$ 3,031,359	$ 11,588

Note 13: Major Customers

Sales in 2010 to a single customer which accounted for 10% or more of the Company's net sales are $12,750,000, $12,604,000 and $9,566,000.

Note 14: Restricted Cash

At December 31, 2010 the Company had $500,000 in cash on deposit under an agreement to fund research and development cost.

Note 15: Subsequent Events

Management has evaluated subsequent events through February 15, 2011.

INTERNIM UNAUDITED FINANCIAL
STATEMENTS PREPARED BY
AGRI-LABORATORIES, LTD. MANAGEMENT

The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included with the Company's Annual Audited Financial Statements for the years ended December 31, 2010 and 2009.

The condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). In managements opinion, the information furnished reflects all adjustments, consisting of only of normal recurring adjustments considered necessary to state fairly the results for the interim period as well as present this period on a consistent basis with the financial statements for the fiscal years ended December 31, 2010 and 2009, have been included.

Agri Laboratories, Ltd.
Income Statement

	YTD June 30, 2011	YTD June 30, 2010
Net Sales	$ 28,331,073	$ 34,093,490
Cost of goods sold	19,226,463	22,496,081
Gross profit	9,104,610	11,597,409
Marketing & administrative	8,062,030	9,539,817
Research & development	110,419	140,863
	8,172,450	9,680,680
Income from operations	932,160	1,916,728
Other income (expense)		
Other income	25,468	11,103
Bad Debt	-	-
Interest expense	(5,639)	(21,187)
Income before income taxes	951,988	1,906,645
Provision for income taxes	370,104	721,869
Net income	$ 581,884	$ 1,184,776

Agri Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance January 1, 2008	$ 350,264	$ 1,019,842	$ 6,987,126
Redemption of 15,000 shares of Class A stock	(15,000)	-	(336,750)
Issuance of 350 shares of Class B stock	350	8,118	-
Redemption of 9,279 shares of Class B stock	(9,279)	(145,765)	(68,357)
Dividends on Class B and Class C stock	-	-	(86,335)
Adjust prior year Class B Stock redemption		7,100	(7,100)
Net income for the year	-	-	312,181
Balance December 31, 2008	$ 326,335	$ 889,295	$ 6,800,765
Redemption of 5,532 shares of Class B stock	(5,532)	(84,066)	(42,955)
Issuance of 440 shares of Class B stock	440	9,968	
Dividends on Class B and Class C stock	-	-	(81,243)
Net Income for year	-	-	393,374
Balance December 31, 2009	321,243	815,197	7,069,941
Redemption of 1,070 shares of Class B stock	(1,070)	(18,294)	(10,792)
Issuance of 1,050 shares of Class B Stock	1,050	30,180	-
Redemption of 1,000 shares of Class C Stock	(1,000)	(20,080)	(8,400)
Dividends on Class A, Class B and Class C stock	-	-	(480,635)
Net Income for year	-	-	2,247,081
Balance December 31, 2010	320,223	807,003	8,817,195
Issuance of 15,000 shares of Class A Stock	15,000	450,750	-
Redemption of 100 shares of Class B Stock	(100)	(1,700)	(1,321)
Redemption of 2,000 shares of Class C Stock	(2,000)	(36,840)	(24,130)
Net Income for year (as of June 30, 2011)	-	-	581,884
Balance at June 30, 2011	333,123	1,219,213	9,373,628

Agri Laboratories, Ltd.
Balance Sheet

	6/30/2011	2010
CURRENT ASSETS		
Cash	$ -	$ 2,214,315
Accounts receivable - customers	5,972,571	5,935,908
Accounts receivable - others	454,369	234,595
Notes receivable - supplier	-	-
Inventory	10,053,293	8,821,150
Advance to supplier	-	-
Prepaid expenses	112,058	(7,016)
Receivable from supplier	-	-
Deferred income taxes	812,094	1,111,751
Total Current Assets	17,404,385	18,310,703
Equipment, net	171,088	202,005
Marketing rights, net	250,002	300,000
Trademarks, net	57,020	61,820
Other assets	314,118	(58,120)
Total Assets	$ 18,196,613	$ 18,816,408
CURRENT LIABILITIES		
Accounts payable	$ 2,289,943	$ 2,072,247
Line-of-credit note payable	1,783,361	-
Accrued expenses	3,583,243	7,256,085
Income taxes payable	(447,977)	(522,864)
Current maturities of long-term debt	-	-
Dividend payable	-	-
Total Current Liabilities	7,208,570	8,805,468
Long-term debt	-	-
Deferred income taxes	62,079	66,519
Total Liabilities	7,270,649	8,871,987
STOCKHOLDERS' EQUITY		
Common stock	333,123	320,223
Additional paid-in capital	1,219,213	807,003
Retained earnings	9,373,628	8,817,195
Total Stockholders' Equity	10,925,964	9,944,421
Total Liabilities and Stockholders' Equity	$ 18,196,613	$ 18,816,408

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows

	YTD June 30, 2011	YTD June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income/(Loss)	$ 581,884	$ 1,184,776
Items not requiring cash:		
Depreciation	43,504	45,268
Amortization	49,998	296,427
Inventory reserve	(801,677)	(98,573)
Income from key supplier	-	-
Deferred income tax	295,217	(25,824)
Other	(372,238)	(6,528)
Changes in:		
Accounts Receivable	(256,437)	1,055,781
Inventory	(430,467)	1,148,155
Prepaid expense	(119,074)	(18,706)
Accrued payable	217,696	(1,450,770)
Accrued expenses	(3,672,842)	(76,607)
Income taxes	74,887	(561,146)
Advance to supplier	-	-
Net cash provided by (used by) operating activities:	(4,389,549)	1,492,253
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(7,786)	(62,301)
Payment for Marketing Rights		-
Collection of notes receivable		-
Payment for Trademark		-
Cash received - sale of assets		-
Cash received from supplier		-
Net cash provided in (used by) investing activities:	(7,786)	(62,301)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit, net	1,783,361	(1,425,718)
Dividends paid	-	-
Proceeds from Class A stock	465,750	-
Proceeds from Class B stock	-	12,925
Proceeds from Class C stock	-	-
Redemption of Class A stock	-	-
Redemption of Class B stock	(3,121)	(17,159)
Redemption of Class C stock	(62,970)	-
Payment of long-term debt	-	-
Net cash provided by (used by) financing activities:	2,183,020	(1,429,952)
Net increase (decrease) in cash	(2,214,315)	-
Cash at beginning of period	2,214,315	-
Cash at end of period	0	0

Agri-Laboratories, Ltd.
Notes to Financial Statements
For the Period Ended June 30, 2011

Note 1: Summary of Significant Accounting Policies

The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included with the Company's Annual Audited Financial Statements for the years ended December 31, 2010 and 2009.

The condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). In managements opinion, the information furnished reflects all adjustments, consisting of only of normal recurring adjustments considered necessary to state fairly the results for the interim period as well as present this period on a consistent basis with the financial statements for the fiscal years ended December 31, 2010 and 2009, have been included.

Note 2: Line-of-Credit Note Payable

The Company has a line of credit in the amount of $14,000,000 which expires on September 28, 2011. The line has an adjustable interest rate. At June 30, 2011 the interest rate was 3.50%. At June 30, 2011, $1,783,361 was recorded as line-of-credit note payable.

The line of credit is secured by the Company's accounts receivables, inventory and other collateral. The line of credit requires the Company to maintain a tangible net worth of at least $5,000,000 as defined in the loan agreement and to not have debt exceed five times consolidated tangible net worth.

Note 3: Equipment

Equipment is recorded at cost and is comprised of the following:

Equipment	$897,199
Less Accumulated Depreciation	726,110
	$171,089

Note 4: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. The plan call for the Company to match up to 50 percent of the employee's salary reduction contributions up to 15% subject to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the period ended June 30, 2011, the Company's matching share totaled $149,408. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% per year of service.

Note 5: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2015.

For the period ended June 30, 2011 the Company's rental expense was $208,380.

Note 6: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized issued and outstanding is as follows at June 30, 2011:

	Authorized	Issued and Outstanding
Common Stock, par value $1 a share Class A	400,000	255,000
Common Stock, par value $1 a share Class B	200,000	62,123
Common Stock, par value $1 a share Class C	200,000	16,000
		333,123

No dividends were declared during the period ended June 30, 2011.

PART III – EXHIBITS

Item 1. Exhibits

Exhibit No.	Description of Exhibit	Page No.
2.1	Articles of Incorporation	III-1
2.2	Bylaws	III-6
2.3	Specimen Stock Certificate	III-31
4.1	Subscription Agreement Class B Shares	III-33
4.2	Subscription Agreement Class C Shares	III-41
6.1	Agri-Labs Plant Lease Agreement	III-49
6.2	Distribution Agreement – Class A Shareholders	III-75
6.3	Agreement between Agri-Labs and Diamond Animal Health*	III-88
6.4	CEO and Executive Vice President Share Appreciation Plan**	III-152
10	Certified Public Accountant Consent**	III-175
11	Opinion Regarding Legality**	III-176

*Confidential Treatment has been requested under Rule 406 and confidential portions have been omitted and filed separately with the Commission

****THE ABOVE-DESCRIBED EXHIBITS AS FILED WITH THE ORIGINAL FORM 1-A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 2010 AND AMENDED FORMS 1-A FILED MARCH 23, 2011, MAY 19, 2011 AND AUGUST 5, 2011 ARE HEREBY INCORPORATED BY REFERENCE WITH THE EXCEPTION OF UPDATED EXHIBITS 10 AND 11, ATTACHED HERETO.**

EXHIBIT 10

CONSENTS



Kane, Mitchell & Co. L.L.C.
Certified Public Accountants



October 11, 2011

To the Board of Directors
Agri-Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505

The undersigned form consents to the inclusion in the Form 1-A filing with the Securities and Exchange Commission, our audit report of financial statements of Agri-Laboratories, Ltd. as of and for the periods ended December 31, 2009, and December 31, 2010 and to the reference of our firm therein.

Kane, Mitchell & Co., LLC

Kane, Mitchell & Co., LLC

9401 Indian Creek Parkway, Suite 1210, Overland Park, Kansas 66210-2005, (913) 894-1065, Fax (913) 894-1083

EXHIBIT 11



LAW OFFICES OF
MORRIS LAING
Evans Brock & Kennedy, Chtd.

Sender's email: rwalter@morrislaing.com

Robert I. Guenthner
Ken M. Peterson
Robert D. Overman
A.J. Schwartz
William B. Sorensen Jr.
Jeffery L. Carmichael
Robert W. Coykendall
Robert K. Anderson
Karl R. Swartz
Roger L. Theis
Richard F. Hayse
Thomas R. Docking
Diane S. Worth
Janet Huck Ward

Roger N. Walter
James D. Young
Kelly S. Herzik
Luke A. Sobba
Kimberly K. Bonifas
Richard A. Kear
Cameron V. Michaud
Blanca P. Greenstein*
Ryan M. Peck
Shannon M. Braun
Will B. Wohlford
Kristen D. Maloney
Emily Cassell Docking
Joshua J. Hofer

Julia Gilmore Gaughan
Jeremy W. Harris
Maren K. Ludwig
Christopher T. Borniger
Megan L. Hoffman
Jonathan A. Schlatter
Brandon W. Deines
Khari E. Taustin*
Amanda R. Haas

Of Counsel
John W. Johnson
Joon K. Park‡
Clinton M. Goos

* Resident and Licensed in Florida
‡ Licensed in Michigan

November 14, 2011

EXHIBIT 11

Agri-Laboratories, Inc.
20927 State Route K
St. Joseph, MO 64505

Gentlemen:

We have acted as special counsel for Agri-Laboratories, Inc. a Delaware corporation (the "Company"), in connection with a Form 1-A Offering Circular covering the public offering and sale of up to 100,000 shares of Class B Common Stock and 100,000 shares of Class C Common Stock of the Company. We are rendering this opinion in accordance with Part III, Item 2 (11) of Form 1-A.

For purposes of this opinion, we have reviewed such questions of law and examined such corporate records, certificates, and other documents as we have considered necessary or appropriate for purposes of this opinion, and we have particularly reviewed:

1. The Articles of Incorporation as attached in Exhibit 2.1 to the Form 1-A Offering Circular.

2. All resolutions adopted by the Board of Directors of the Company, minutes or draft minutes of the meetings of the Board of Directors or Consent to Corporate Action Without Meeting by the Directors deemed necessary relating to this offering.

3. The Form 1-A Offering Circular of which it forms a part, to be filed with the Securities and Exchange Commission (the "Commission") covering the offer and sale of the Common Stock; the Form 1-A Offering Circular as it becomes qualified being hereinafter called the "Form 1-A" and the "Offering Circular," respectively.

800 SW Jackson St., Suite 1310 • Topeka, KS 66612-1216
T: 785.232.2662 • F: 785.232.9983 • www.MorrisLaing.com
Additional Offices in Wichita, KS and West Palm Beach, FL

In connection with our examination, we have assumed that the signatures on all executed documents are genuine, all certified copies conform to the originals, and all certificates containing relevant facts are correct. In rendering our opinion we have relied upon, with their consent: (i) the representation of the Company and its Directors set forth in the aforementioned documents as to factual matters; and (ii) certificates and assurances from public officials as we have deemed necessary for purposes of expressing opinions expressed herein. We have not undertaken any independent investigation to determine or verify any information and representations made by the Company and its members in the foregoing documents and we rely upon such information and representations in expressing our opinion.

The opinion set forth herein is based upon existing law and regulations, all of which are subject to change prospectively and retroactively. This opinion letter is limited to the matters stated herein and no opinion is to be implied or inferred beyond the matters expressly stated herein.

Based on the foregoing, it is our opinion that:

1. The Company has been duly organized and is a validly existing as a corporation in good standing under the laws of the State of Delaware. The Company has full power and authority to own its properties and conduct its business as currently being carried on and as described in the Form 1-A.

2. The Common Stock to be issued and sold by the Company under the Form 1-A Offering Circular have been duly authorized and, when issued, delivered and paid for in accordance with the terms of the Form 1-A Offering Circular, will have been validly issued and will be fully paid and non-assessable under the corporate laws of Delaware, including the statutory provisions, all applicable provisions of the Delaware Constitution and all applicable judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Form 1-A Offering Circular in accordance with the requirements Part III, Item 2 (11) of the Form 1-A Offering Circular under the Securities Act of 1933, as amended, and to the reference to our firm therein.

Very truly yours,

Morris, Laing, Evans, Brock & Kennedy, Chtd

MORRIS, LAING, EVANS, BROCK &
KENNEDY, CHARTERED